As filed with the Securities and Exchange Commission on January 13, 2006

Registration No.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-4

INITIAL REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No.	☐ Post-Effective Amendment No.

and/or

INITIAL REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 42

Massachusetts Mutual Variable Annuity Separate Account 4

(Exact Name of Registrant)

Massachusetts Mutual Life Insurance Company

(Name of Depositor)

1295 State Street, Springfield, Massachusetts 01111

(Address of Depositor’s Principal Executive Offices)

(413) 788-8411

Robert Liguori

Senior Vice President and Deputy General Counsel

Massachusetts Mutual Life Insurance Company

1295 State Street

Springfield, Massachusetts 01111

(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering:    Continuous.

It is proposed that this filing will become effective (check appropriate box)

☐	immediately upon filing pursuant to paragraph (b) of Rule 485.

☐	on pursuant to paragraph (b) of Rule 485.

☐	60 days after filing pursuant to paragraph (a) of Rule 485.

☐	on pursuant to paragraph (a) of Rule 485.

If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered: Individual or Group Immediate Variable Annuity Contract

This Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a) may determine.

CROSS REFERENCE TO ITEMS

REQUIRED BY FORM N-4

N-4 Item	Caption in Prospectus
1	Cover Page

2	Index of Special Terms

3	Table of Fees and Expenses

4	Not Applicable

5	The Company; Investment Choices

6	Expenses; Distributors

7	Contract Roles and Rights; Purchasing a Contract; Voting Rights; Reservation of Rights; Cover Page

8	The Income Phase

9	Death Provisions

10	Distribution

11	Withdrawals

12	Federal Taxes

13	Legal Proceedings

14	Additional Information Caption in Statement of Additional Information

Caption in Statement of Additional Information
15	Cover Page

16	Table of Contents

17	Company

18	Distribution; Experts

19	Purchase of Securities Being Offered

20	Distribution

21	Not Applicable

22	Not Applicable

23	Financial Statements

PART A

INFORMATION REQUIRED IN A PROSPECTUS

Massachusetts Mutual Life Insurance Company

Massachusetts Mutual Variable Annuity Separate Account 4

MassMutual RetireEase SelectSM Immediate Variable Annuity

This prospectus describes a single premium individual immediate variable annuity. The contract is designed for persons who would like to receive variable or a combination of variable and fixed annuity payments from an annuity contract. It is available as either a nonqualified contract or as a qualified contract for use with a traditional Individual Retirement Annuity (IRA) under section 408(b) of the Internal Revenue Code of 1986, as amended.

You, the owner, have a number of investment choices in this contract. Subject to state availability, these investment choices include a fixed investment choice, called the general account and variable investment choices available through our separate account. Through our separate account you may elect a number of sub-accounts, each of which invests in one of the following funds:

(list funds)

Please read this prospectus before investing. You should keep it for future reference. It contains important information about the contract.

To learn more about the contract, you can obtain a copy of the Statement of Additional Information (SAI), dated TBD. We filed the SAI with the Securities and Exchange Commission (SEC) and it is legally a part of this prospectus. The SEC maintains a web site

(http://www.sec.gov) that contains the SAI, material incorporated by reference and other information regarding companies that file electronically with the SEC. The Table of Contents of the SAI is on page 39 of this prospectus. For a free copy of the SAI, or for general inquiries, call our Annuity Service Center at (800) 272-2216 or write to: MassMutual Financial Group, Annuity Service Center HUB, P.O. Box 9067, Springfield, MA 01102-9067.

The contract:

•	is not a bank or credit union deposit or obligation.
•	is not FDIC or NCUA insured.
•	is not insured by any federal government agency.
•	is not guaranteed by any bank or credit union.
•	may go down in value.

The information in this prospectus is not complete and may be amended. We may not sell these securities until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any state that does not permit the offer or sale.

The SEC has not approved this contract or determined that this prospectus is accurate or complete. Any representation that it has is a criminal offense.

(date)

Index of Special Terms

We have tried to make this prospectus as readable and understandable for you as possible. By the very nature of the contract, however, certain technical words or terms are unavoidable. We have identified the following as some of these words or terms. The page that is indicated here is where we believe you will find the best explanation for the word or term.

Page

Age	5

Annuitant	9

Annuity Date	12

Annuity Options	13

Annuity Payments	12

Annuity Service Center	4

Annuity Unit Value	31

Assumed Interest Rate (AIR)	12

Commuted Value	30

Contract Year	12

Good Order	4

Non-Qualified Contract	33

Purchase Payment	10

Qualified Contract	33

Separate Account	21

Sub-account	21

Index of Special Terms

Contacting the Company

How to Contact Us.  You may contact us by calling your registered representative or our Annuity Service Center at (800) 272-2216 (press 2), Monday through Friday, between 8 a.m. and 8 p.m. Eastern Time. You may also e-mail us by visiting www.massmutual.com/annuities and clicking on “Service Request Form.” Additionally, you may write to us at: MassMutual Financial Group, Annuity Service Center HUB, P.O. Box 9067, Springfield, MA 01102-9067.

Sending Forms and Written Requests in Good Order.  If you are writing to change your beneficiary, request a withdrawal, or for any other purpose, contact your registered representative or write or contact our Annuity Service Center to learn what information is required for the request to be in “good order.”

Generally, a request is considered to be in “good order” when it includes all the information and/or documentation we need to complete the request without using our own discretion to carry it out. We can only act upon requests that are received in good order.

Contacting the Company

Overview

The following is intended as a summary. Please read each section of this prospectus for additional detail.

Contract Type.  The contract described in this prospectus is a single premium individual immediate annuity. The contract is designed for persons who would like to receive variable or a combination of variable and fixed annuity payments from an annuity contract. It is available as either a nonqualified contract or as a qualified contract for use with a traditional Individual Retirement Annuity (IRA) under section 408(b) of the Internal Revenue Code of 1986, as amended.

The Prospectus and the Contract.  This prospectus describes general provisions of the contract, but is not intended to address all details of the contract. Where the prospectus and contract differ, the contract will control. You should read your contract for more information about its terms and conditions. Your contract may include state specific requirements which are not described in this prospectus. You may review a copy of the contract upon request.

Contract Roles and Rights.  There are five basic terms for roles under the contract: the owner(s), the annuitant, the joint annuitant, the beneficiary, and the payee. The contract is an agreement between “you,” the owner and “us,” MassMutual. It is important that you understand who will have what rights, if any, under the contract. For example upon death of the annuitant and joint annuitant, if any, the current owner(s) relinquish all contract rights to the designated beneficiary.

You should carefully discuss your intentions with your registered representative to ensure you assign an annuitant, joint annuitant and beneficiaries in a manner that will carry out your wishes. See “Contract Roles and Rights” and “Death Provisions.”

Annuity Options.  We make annuity payments based on the annuity option you elect. When you elect an annuity option you also elect a number of features including but not limited to: duration, number of payees, payments to beneficiaries, and whether payments will be variable and/or fixed payments. We require you to receive variable annuity payments or a combination of fixed and variable annuity payments during your first contract year.

See “Annuity Payments,” and for a description of additional contract features available with certain annuity options see “MassMutual Budget ProtectorSM,” “MassMutual Payment ProtectorSM,” and “MassMutual Inflation ProtectorSM.”

Free Look/Right to Cancel the Contract.  After you receive the contract, you generally have ten calendar days during which you can cancel the contract. See “Right to Cancel the Contract.”

Death Provisions.  Upon the death of the annuitant and joint annuitant, if any, certain annuity options may provide continuing payments. After death of the owner(s) and/or the annuitant and joint annuitant, if any, in some cases the beneficiary will assume ownership rights under the contract. See “Death Provisions.”

Withdrawals.  Some annuity options allow you to withdraw a portion or all of any remaining guaranteed payments. A surrender charge may apply. See “Withdrawals.”

Transfers.  You may transfer among the investment choices, subject to certain restrictions. See “Transfers.”

Fees.  Certain fees associated with the contract will reduce annuity payments. See “The Table of Fees and Expenses” and “Expenses.”

Taxation.  The Internal Revenue Code of 1986, as amended, has certain rules that apply to the contract. There are some rules that only apply to your contract if it is issued as a non-qualified contract, an IRA, an inherited IRA or a custodial IRA. Tax penalties may apply if rules are not followed. See “Taxation.”

Definition of Age.  When we use the term “age” in the prospectus, except when discussed in regards to specific tax provisions, we define age as a person’s age on his/her birthday nearest the date for which the age is being determined. For example, age 80 is the period of time between age 79 years, 6 months and 1 day and age 80 and 6 months. Based on the contract’s definition, you attain age 80 at calendar age 79 years, 6 months and 1 day.

Overview

Table of Fees and Expenses

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract.

I. The first table describes the fees and expenses that you will pay at the time that you transfer between investment choices, make a withdrawal or surrender the contract. We do not deduct a sales charge. Premium taxes may also be deducted, but are not reflected below.

Owner Transaction Expenses

	Current	Maximum
Transfer Fee
	Twelve free transfers per contract year, thereafter, $20 per transfer.[1]	Twelve free transfers per contract year, thereafter, $20 per transfer.[1]

Surrender Charge for partial or full withdrawals	Current	Maximum
(as a percentage of amount withdrawn)	0%—8%[2]	0%—8%[2]

1 Currently, any transfers made as part of a systematic transfer program, such as the Automatic Rebalancing Program and transfers from the general account to a sub-account, are not subject to the assessment of a transfer fee, and therefore, do not count toward your twelve free transfers every contract year.

[2] Surrender Charge Schedule
Contract year when withdrawal is made:	1	2	3	4	5	6	7	8	9	10 or later

Percentage of amount withdrawn:	No withdrawals are permitted in the first contract year	8%	7%	6%	5%	4%	3%	2%	1%	0%

II. The next table describes fees and expenses you will pay periodically during the time you own the contract, not including fees and expenses deducted by the funds you elect.

	Current	Maximum
Annual Contract Maintenance Charge	$0	$60

Table of Fees and Expenses

Separate Account Annual Expenses

	For contracts without Payment Protector	For contracts with Payment Protector
Current Separate Account Annual Expenses
Mortality and Expense Risk Charge	1.10%	1.10%
Administrative Charge	0.15%	0.15%
Payment Protector	0.0%	0.50%

Current Total Separate Account Annual Expenses	1.25%	1.75%

	For contracts without Payment Protector	For contracts with Payment Protector
Maximum Separate Account Annual Expenses
Mortality and Expense Risk Charge	1.70%	1.70%
Administrative Charge	0.25%	0.25%
Payment Protector	0.0%	1.25%

Maximum Total Separate Account Annual Expenses	1.95%	3.20%

Annual Fund Operating Expenses

When a sub-account purchases shares of a fund, the annual fund operating expenses are reflected in the purchase price. So, while you own the contract, if you elect any sub-accounts as investment choices, the annuity payments will be impacted by the annual fund operating expenses charged by the fund in which that sub-account invests. The first table shows the minimum and maximum total annual fund operating expenses charged by any of the funds, expressed as a percentage of average net assets, for the year ended December 31, 2005. More detail concerning each fund’s expenses that you may pay periodically during the time that you own the contract, is contained in the second table below and in each fund prospectus.

Charge	Minimum	Maximum
Total Annual Fund Operating Expenses that are deducted from fund assets, including management fees, distribution, and/or 12b-1 fees, and other expenses.	%	%

The following table provides more specific information about the total annual fund operating expenses of each fund. The fees and expenses reflected in this table are expressed as a percentage of average net assets for the year ended December 31, 2005.

Investment Management Fees and Other Expenses

Table of Fees and Expenses

The Company

In this prospectus, “we,” “us,” and “our” refer to Massachusetts Mutual Life Insurance Company (“MassMutual”). MassMutual is a diversified financial services company providing life insurance, annuities, disability income insurance, long-term care insurance, structured settlements, retirement and other products to individual and institutional customers. MassMutual is organized as a mutual life insurance company.

The Company’s home office is located at 1295 State Street, Springfield, Massachusetts 01111-0001

Contract Roles

Owner

In General.  In this prospectus, “you” and “your” refer to the owner and joint owner, if any, of the contract. The owner is named at the time you apply for a contract. The owner can be an individual or a non-natural person. (e.g., a corporation, limited liability company, partnership or certain other entities). If your contract is qualified, the owner and the annuitant must be the same, unless the contract is a custodial IRA. The owner (and joint owner, if any) has all ownership rights under the contract while the annuitant and joint annuitant, if any, are alive.

Generally, you will want to designate yourself as the annuitant or primary beneficiary, so that you do not lose your contract rights during your lifetime.

Non-natural Owners.  When a non-natural person (e.g., a corporation, limited liability company, partnership or certain other entities) owns a non-qualified contract, the contract will generally not be treated as an annuity for tax purposes. However, if a trust or other entity holds the contract as an agent for a natural person, the contract will be treated as an annuity for tax purposes. Before purchasing a contract to be owned by a non-natural person or changing ownership on an existing contract that will result in it being owned by a non-natural person, you should consult a tax adviser to determine the tax impact.

Changing Owners.  We allow you to change an owner if your contract is non-qualified or a custodial IRA. An ownership change may be a taxable event. To change the owner, with our consent, submit a written request, in good order, to our Annuity Service Center. The change will take effect as of the date you sign the written request. We will not be liable for any payment made or action taken before we record the change.

Ownership Rights at Time of Application.  At the time of application, subject to certain restrictions, you have the right to elect or designate the following:

•	an owner and joint owner;

•	an annuitant and, if applicable, a joint annuitant;

•	a payee, or up to four payees, to whom we will make annuity payments;

•	the frequency of payments, annuity option, assumed investment rate and the annuity payment start date;

•	a beneficiary or beneficiaries;

•	what portion of your purchase payment will be used to purchase fixed annuity payments and/or variable annuity payments;

•	the initial allocation among investment choices; and

•	any optional features we may make available.

Ownership Rights between Date of Contract Issue and First Annuity Payment Date.  Between the date of contract issue and the first annuity payment date, subject to certain restrictions, you have the right to:

•	cancel the contract during the free look period;

•	change the beneficiary or beneficiaries;

•	change the payee or payees;

•	change the owner and/or joint owner;

•	change allocations among investment choices;

The Company/Contract Roles

•	elect or revoke Automatic Rebalancing Program (you cannot revoke this if you have a current election of Payment Protector).

Ownership Rights Between First Annuity Payment Date and Prior to Death of the Annuitant and Joint Annuitant, if any.  Between the first annuity payment date and prior to death of the annuitant and joint annuitant, if any, subject to certain restrictions, you have the right to:

•	change the beneficiary or beneficiaries;

•	change the payee or payees;

•	change the owner and/or joint owner;

•	change allocations among investment choices;

•	make a partial or full withdrawal but only after the first contract year, if the elected annuity option allows, and subject to certain restrictions;

•	revoke election of Payment Protector but only on the fifth contract anniversary and on each subsequent anniversary;

•	elect or revoke Automatic Rebalancing Program (you cannot revoke this if you have a current election of Payment Protector).

Ownership Rights Upon Death.  A beneficiary who assumes ownership rights after death of the owners and/or the annuitant and joint annuitant, if any, has restricted rights under the contract. See “Death Provisions.”

Joint Owners.  If your contract is non-qualified, joint owners can own the contract. The contract cannot be owned jointly by an individual and a non-natural person. Unless otherwise indicated in the prospectus, if there are joint owners, we require signatures of both joint owners for transactions.

Annuitant and Joint Annuitant

You will designate an annuitant when you purchase the contract. If you elect an annuity option for two annuitants, you will designate an annuitant and a joint annuitant. The age and gender of the annuitant and joint annuitant will be considered when we value your annuity payments, as permitted by law. You designate the annuitant and any joint annuitant at the time of application and you may not change the designations once we issue your contract except as we describe under “Death Provisions – Death Prior to First Annuity Payment Date.” The annuitant and joint annuitant roles have no rights under the contract. If your contract is qualified, you, the owner, must be the annuitant (unless the contract is a custodial IRA).

Generally, you will want to designate yourself as the annuitant or primary beneficiary, so that you do not lose your contract rights during your lifetime.

Beneficiary

The beneficiary will assume restricted ownership rights of the contract:

•	upon the death of the owner and joint owner, if any; and/or

•	upon the death of the annuitant and joint annuitant, if any.

After death of the annuitant and joint annuitant, if any, if there are continuing annuity payments, we will stop those payments until the beneficiary designates payee(s). See “Death Provisions.”

You name the beneficiary or multiple beneficiaries at the time of application. You can change the beneficiary at any time, unless you assign an irrevocable beneficiary. In that case, a change of beneficiary requires the consent of any irrevocable beneficiary. To change the beneficiary, subject to the rights of each irrevocable beneficiary, submit a written request, in good order, to our Annuity Service Center. The change will take effect as of the date you sign the written request. We will not be liable for any payment made or action taken before we record the change. You can designate that one or more beneficiaries be restricted from requesting a lump-sum payment of death proceeds.

If you do not designate a beneficiary, we will designate a beneficiary according to our rules described in “Death Provisions – Default Beneficiaries”. If you have a qualified contract with a joint annuitant, the joint annuitant must be the sole primary beneficiary.

Payee

The payee is the person you designate on the application to receive annuity payments from the contract. Currently, you may designate up to four payees. If you have multiple payees, you may request that each receive a specified dollar amount or percentage of payment. To change payees and/or the dollar amounts or percentages paid to

Contract Roles

payees, submit a written request, in good order, to our Annuity Service Center. The change will take effect as of the date you sign the written request. We will not be liable for any payment made or action taken before we record the change. If you designate payees other than yourself, there may be tax consequences. The payee role has no rights under the contract.

Purchasing a Contract

How to purchase the contract.  You may purchase the contract by submitting your purchase payment and the required application forms to your registered representative or our Annuity Service Center.

Required purchase payment amount.  To purchase a contract you must make one payment of at least $10,000. After your initial payment, no additional purchase payments may be made.

The maximum purchase payment amount we accept without our prior approval is as follows:

•	$1,500,000 if the oldest annuitant and joint annuitant, if any is age 76 or under;

•	$500,000 if the owner is non-natural or if either the annuitant or joint annuitant, if any, is age 76 or over.

Multiple Transfers or Rollovers.  If your initial purchase payment includes multiple transfers or rollovers we will proceed as follows:

We will treat transfer/rollover payments received within 60 calendar days from our receipt of the first payment as a single purchase payment. Subject to our procedures described under “Purchasing a Contract – Allocation of Purchase Payments”, we will apply the single purchase payment to the contract upon the earlier of:

(a)	our receipt of all transfer/rollover payments; or

(b)	60 calendar days from our receipt of the 1st payment.

Any portion of the purchase payment you allocated to the general account will receive credit for the time between our receipt of the payment and the contract issue date. Any portion of the purchase payment allocated to a sub-account will not receive such a credit nor will it receive any sub-account performance.

If the minimum purchase payment amount is not satisfied within 60 calendar days from our receipt of the first payment, the purchase payment(s) will be returned and we will not issue you a contract. If, on the 60th calendar day since our receipt of the first payment, the amount received to date meets the minimum purchase payment requirement, we will issue your contract with the amount received to date regardless of the fact that the entire amount of the anticipated single purchase payment has not been received by us. If you would prefer we open separate contracts at the time each transfer/rollover is received, you must submit a separate application for each.

Age Requirements.  If you are requesting a lifetime annuity option, the annuitant and joint annuitant, if any, must be between the ages of 18 and 90 when we issue the contract. If you request a non-lifetime annuity option, then the annuitant must not be older than 100 when we issue the contract. We define age in “Contract Overview.”

Allocation of Purchase Payment.  When you purchase your contract, you elect your investment choices among those we currently offer. You may not allocate more than 70% of your purchase payment to the general account.

Once we receive your purchase payment and the necessary information in good order at our Annuity Service Center, we will issue your contract and apply your purchase payment to the contract within two business days. If we do not have the information required to issue your contract, we will contact you. When we receive all of the necessary information, we will then apply your purchase payment within two business days. If for some reason we are unable to complete this process within five business days, we will either issue a refund or obtain your permission to keep your purchase payment until we obtain all of the necessary information. We have the right to reject any application or purchase payment. We reserve the right to allocate your purchase payment to the

Contract Roles/Purchasing a Contract

MML Money Fund/VA until the end of the right to cancel period.

Purchasing Two or More Contracts.  If you purchase two or more of the RetireEase Select contracts, subject to certain restrictions, you may request that we combine certain administrative services such as statements and payments.

Right to Cancel Your Contract

You have a right to examine your contract. If you change your mind about owning your contract, you can cancel it within 10 days after receiving it. However, this time period may vary by state. When you cancel the contract within this time period, we will not assess a surrender charge. We will refund the purchase payment amount allocated to the general account and the value of the purchase payment amount allocated to the separate account, reduced by any amounts withdrawn or annuity payments made within seven days after we receive the contract. If you purchase this contract as an IRA or your state requires it, we will return the greater of your purchase payments less any withdrawals you took, or the contract value. For contracts issued in New York, you will receive your contract value plus any previously deducted charges.

Purchasing a Contract/Right to Cancel Your Contract

Annuity Payments

Under the contract provisions, we will make payments to the payee(s) you designate. You may designate up to four payees.

What Affects Annuity Payment Amounts?  When you purchase the contract, some of the factors that may affect the amount of annuity payments include:

•	age of the annuitant and joint annuitant;

•	gender of the annuitant and joint annuitant;

•	the amount of your purchase payment;

•	the annuity option elected;

•	the number of guaranteed annuity payments elected (if any);

•	whether you elect variable or a combination of fixed and variable annuity payments; and

•	the elected assumed investment rate.

We require you to receive variable annuity payments or a combination of fixed and variable annuity payments during your first contract year. Your first contract year is the annual period which begins on the date we issue your contract. Subsequent contract years begin on each anniversary of the date on which we issue your contract.

Minimum Payment Amounts.  The minimum allowable annuity payment is $100. However, we will allow payments lower than $100 if the payment amount is:

a)	lowered solely due to the market performance of your investment choices;

b)	lowered because we are dividing it for payments to beneficiaries; and/or

c)	lowered when an annuity option with reduced payments to the survivor is elected and the reduced payments to a survivor are in effect.

Payment Dates and Frequencies.  You can choose the date of your first annuity payment. We call that date the annuity date. Your annuity date must be within one year of the date we issue your contract. You will choose the frequency and dates of annuity payments at the time we issue your contract. If you do not elect your first annuity payment date we will assume it is one month after we receive your purchase payment in good order. Once your contract is issued, you cannot change the frequency or date of annuity payments. The following payment frequencies are available: monthly, quarterly, semi-annually, and annually. Unless you elect otherwise, we will make annuity payments monthly. If any annuity payment is less than $100, we may change the frequency of annuity payments.

If the amount of the annuity payment will depend on the age or sex of the annuitant and joint annuitant, if any, we will not issue your contract without adequate proof of the annuitant’s and joint annuitant’s age and sex.

Assumed Investment Rate (AIR).  If you elect variable annuity payments, you must also elect an AIR of 1%, 3% or 5%. If you elect Payment Protector, you must elect 1%. You elect this rate when we issue your contract and you cannot change it once we issue your contract. Refer to Appendix A for more information on selecting an assumed investment rate percentage.

The AIR is the benchmark used to determine variable annuity payment amounts. Payments are based on “net investment return” relative to the AIR. “Net investment return” is the annualized aggregate investment performance of the sub-accounts in which you are invested after deduction of contract charges and expenses. For example, if actual net investment return equals the AIR, the payment amount will stay the same. If the net investment return is higher than the AIR, the payment amount will increase. If the net investment return is lower than the AIR, the payment amount will decrease. The AIR is not a guaranteed rate of return.

If you elect a 5% AIR, the first annuity payment will be higher than if you elected a lower AIR, but subsequent payments will increase only if the net investment return of the sub-accounts you elected is greater than 5% annually. Payment amounts will decline if the net investment return is less than 5%.

If you elect a 3% AIR, the first annuity payment will be lower than if you elected the 5% AIR, but subsequent payments will increase more rapidly and decline more slowly depending upon the net investment return of the sub-accounts you elected. Subsequent payments will increase only if the net investment return of the sub-accounts you elected is greater than 3% annually. Payment amounts will decline if the net investment return is less than 3%.

Annuity Payments

If you elect a 1% AIR, the first annuity payment will be lower than if you elected the 3% rate or the 5% rate, but subsequent payments will increase more rapidly and decline more slowly depending upon the net investment return of the sub-accounts you elected. Subsequent payments will increase only if the net investment return of the sub-accounts you elected is greater than 1% annually. Payment amounts will decline if the net investment return is less than 1%.

Annuity Options.  The available annuity options are listed in this section in the Annuity Options table. We may consent to other plans of payment in addition to those listed. Annuity options may be subject to state availability.

Limitations on Annuity Options.  If you purchase this contract as a tax-qualified contract such as a traditional IRA, an inherited IRA or a custodial IRA, the Internal Revenue Code of 1986, as amended, may impose restrictions on the types of payment options you may elect.

Annuity Options

Life Annuity Options
1)	Single Life Annuity — No Refund	One Annuitant Length of Payment Period: For as long as the annuitant lives. Annuity Payments After Death: None. All payments end upon the annuitant’s death. Right to Make Withdrawals: none.
2)	Single Life Annuity — Period Certain

One Annuitant

Length of Payment Period:  For a guaranteed period or as long as the annuitant lives, whichever is longer. You elect a guaranteed period (minimum 5 years/maximum 50 years) when we issue your contract.

Annuity Payments After Death:  When the annuitant dies, if there are remaining guaranteed payments, they will continue to be paid to the payee(s) designated by the beneficiary.

Right to Make Withdrawals:  Yes. Restrictions apply, see “Withdrawals.”

3)	Joint and Survivor Life Annuity —No Refund

One Annuitant, One Joint Annuitant

Length of Payment Period:  For as long as either annuitant lives.

Annuity Payments After Death:  100% of the payment will continue for as long as the surviving annuitant lives. No payments will continue after the death of both annuitants.

Right to Make Withdrawals:  none.

4)	Joint and Survivor Life Annuity —Period Certain

One Annuitant, One Joint Annuitant

Length of Payment Period:  For a guaranteed period or as long as either annuitant lives, whichever is longer. You elect a guaranteed period (minimum 5 years/maximum 50 years) when we issue your contract.

Annuity Payments After Death:  100% of the payment will continue for as long as the surviving annuitant lives. When both annuitants die, if there are remaining guaranteed payments, they will continue to be paid to the payee(s) designated by the beneficiary.

Right to Make Withdrawals:  Yes. Restrictions apply, see “Withdrawals.”

Annuity Payments

Life Annuity Options
5)	Joint and Survivor Life Annuity —Reducing at Death of either annuitant — No Refund

One Annuitant, One Joint Annuitant

Length of Payment Period:  For as long as either annuitant lives.

Annuity Payments After Death:  A reduced payment will continue for as long as the surviving annuitant lives. You elect at the time of contract issue whether payments will continue at  1/2,  2/3, or  3/4 of the former value. No payments will continue after the death of both annuitants.

Right to Make Withdrawals:  none.

6)	Joint and Survivor Life Annuity —Reducing at Death of either annuitant — Period Certain

One Annuitant, One Joint Annuitant

Length of Payment Period:  For a guaranteed period or as long as the surviving annuitant lives, whichever is longer. You elect a guaranteed period (minimum 5 years/maximum 50 years) when we issue your contract.

Annuity Payments After Death:  100% of the payment will continue for the guaranteed period. When an annuitant dies, any remaining guaranteed payments will continue. When the guaranteed period is ended, a percentage of the payment will continue for as long as the surviving annuitant lives. You elect at the time of contract issue whether payments will continue at  1/2,  2/3, or  3/4 of the former value.

When both annuitants die, any remaining guaranteed payments will continue to be paid to the payee(s) designated by the beneficiary.

Right to Make Withdrawals:  Yes. Restrictions apply, see “Withdrawals.”

7)	Joint and Survivor Life Annuity —Reducing at Death of Annuitant — No Refund

One Annuitant, One Joint Annuitant

Length of Payment Period:  For as long as either annuitant lives.

Annuity Payments After Death:  There are different payments after death depending on whether the annuitant or the joint annuitant dies first.

a) If the joint annuitant dies first , then 100% of the payment will continue for as long as the annuitant lives.

b) If the annuitant dies first, then a percentage of the payment will continue for the life of the joint annuitant. You elect the percentage at the time of contract issue. Available percentages are:  1/2,  2/3 or  3/4.

No payments will continue after the death of both annuitants.

Right to Make Withdrawals:  none.

Annuity Payments

Life Annuity Options
8)	Joint and Survivor Life Annuity — Reducing at Death of Annuitant — Period Certain

One Annuitant, One Joint Annuitant

Length of Payment Period:  For a guaranteed period or as long as either surviving annuitant lives, whichever is longer. You elect a guaranteed period (minimum 5 years/maximum 50 years) when we issue your contract.

Annuity Payments After Death:  When either annuitant dies, 100% of any remaining guaranteed payments will continue. When the guaranteed period is ended, there are different payments after death depending on whether the annuitant or the joint annuitant dies first.

a) If the joint annuitant dies first , then 100% of the payment will continue for as long as the annuitant lives.

b) If the annuitant dies first, then a percentage of the payment will continue for the life of the joint annuitant. You elect at the time of contract issue whether payments will continue at  1/2,  2/3, or  3/4 of the former value.

When both annuitants die, remaining guaranteed payments, if any, will continue to be paid to the payee(s) designated by the beneficiary.

Right to Make Withdrawals:  Yes. Restrictions apply, see “Withdrawals.”

Non-Life Annuity Option

9)	Period Certain Annuity

One Annuitant

Length of Payment Period:  For a guaranteed period. You elect a guaranteed period (minimum 5 years/maximum 50 years) when we issue your contract.

After your first contract year, once each contract year, you may elect to extend or shorten the guaranteed period subject to certain restrictions detailed following this table.

Annuity Payments After Death:  When the annuitant dies, any remaining guaranteed payments will continue to be paid to the payee(s) designated by the beneficiary.

Right to Make Withdrawals:  Yes. Restrictions apply, see “Withdrawals.”

Annuity Payments

Change of Guaranteed Period.  If you elected the period certain only annuity option, then after your first contract year, once each contract year, you may elect to extend or shorten the length of your guaranteed payment period by submitting a written request, in good order, to our Annuity Service Center. A beneficiary who becomes owner of the contract can shorten the payment period, but cannot extend the payment period.

If you elect to change the payment period, when we receive your written request, we will re-calculate annuity payment amounts based on the commuted value of the remaining guaranteed payments. Future annuity payment amounts may be lower or higher due to this change. See “Commuted Value.”

Availability is subject to state and federal laws, and is based on the minimum and maximum period certain annuity options and rates we offer at the time of your request.

You may not change the payment period if Payment Protector is in effect. If Budget Protector is in effect, any revised payment period must be expressed in full years.

Your request must be for a payment period that we offer at the time of your request and your election must result in payment amounts that meet our minimum payment requirements.

Annuity Payments

MassMutual Inflation ProtectorSM (Inflation Protector)

What is Inflation Protector?  Inflation Protector is only applicable if you elect the general account as an investment choice at some time over the life of your contract. Usually, when you elect the general account as an investment choice, those annuity payments attributable to the general account are equal over the life of your contract. If you elect Inflation Protector, your initial fixed payments will be lower than if you had not elected this feature. However, commencing one year after your first annuity payment date and on each subsequent anniversary, the payments attributable to the general account will increase annually by a percentage you elect: either 1%, 2%, 3% or 4% on a compound basis. You elect this percentage at the time of contract issue and you cannot later change your election. A higher percentage will result in lower initial payments and higher payments in the future.

What is the Charge for Inflation Protector?  There is no charge for this feature.

How to Elect Inflation Protector.  You may only elect this feature at the time your contract is issued. However, the feature will not take effect until you elect the general account as an investment choice and begin receiving a portion of your annuity as fixed payments. You may elect this feature and elect variable annuity payments, however, the inflation protector does not apply to the variable annuity payments. This feature does not apply to fixed payments resulting from election of Budget Protector. We will restrict eligibility for this feature as required by the Internal Revenue Code of 1986, as amended.

Can I Cancel Inflation Protector?  Once elected, you cannot cancel this feature.

MassMutual Inflation ProtectorSM (Inflation Protector)

MassMutual Payment ProtectorSM (Payment Protector)

What is Payment Protector ?  If you elect Payment Protector, we guarantee that each of your variable annuity payments will never be less than the guaranteed minimum payment shown on your contract schedule. The guaranteed minimum payment equals 90% of your initial estimated variable annuity payment. If a variable annuity payment falls below the guaranteed amount, we will increase that payment to equal the guaranteed amount.

If you elect the general account as an investment choice, the portion of your fixed annuity payments attributable to those assets will not be used when calculating the guaranteed amount or in determining if a payment equals the guaranteed amount.

Transfers and Payment Protector.  If you transfer from any of the sub-accounts to the general account, the amount of subsequent variable annuity payments and the guaranteed minimum payment amount will be reduced proportionally. The amount of subsequent fixed annuity payments will be increased as a result of the transfer.

Transfer Restrictions.  While participating in Payment Protector, you may not make transfers from the general account to the sub-accounts. Additionally, if you elect Payment Protector, we restrict your ability to make transfers by requiring your participation according to the Custom Allocation Choice and the Automatic Rebalancing program. See “MassMutual Payment ProtectorSM – The Custom Allocation Choice and the Automatic Rebalancing Program”.

Withdrawals and Payment Protector.  If you make a withdrawal, the amount of subsequent variable annuity payments you receive from the contract and the amount of the guaranteed minimum payment amount will be reduced proportionally.

Annuity Payments Reducing Upon Death and Payment Protector.  If you elected an annuity option with payments reducing upon the death of an annuitant and/or joint annuitant, and the contract is in the phase where reduced payments are being made, the guaranteed minimum variable annuity payment will be reduced by the same percentage.

Cost of Payment Protector.  The charge for Payment Protector is equal on an annual basis to 0.50% of the daily value of your contract assets attributable to the sub-accounts, after fund expenses are deducted. We may increase this charge, but the charge will never exceed 1.25%. The charge will continue for the life of the contract, unless you cancel the feature, in which case the charge will be discontinued as of the first business day the cancellation is effective. You may only cancel this feature on your fifth contract anniversary and on each subsequent anniversary.

How to Elect Payment Protector.  To elect Payment Protector you must:

•	Elect the feature at time of contract issue;

•	Participate in the Custom Allocation Choice available with this feature; and

•	Participate in the Automatic Rebalancing Program available with this feature.

You may only elect this feature if at time of contract issue:

•	you elect a period certain only annuity option for at least 15 and no more than 30 years; or

•	you elect a life annuity option or a life with period certain annuity option for 30 years or less and the annuitant and joint annuitant, if any, are under age 80.

How to Cancel Payment Protector.  You have an option to cancel this Payment Protector on your fifth contract anniversary and on each subsequent anniversary. Your written request, in good order, must be received at our Annuity Service Center within thirty-one calendar days prior to the contract anniversary upon which the cancellation is to be in effect. Once cancelled, you may not re-elect the feature.

If you cancel the feature, you automatically cancel your participation in the Custom Allocation Choice; however, you may elect to remain in the Automatic Rebalancing Program. See “Automatic Rebalancing Program.”

MassMutual Payment ProtectorSM (Payment Protector)

Additional Restrictions.  While this feature is elected, you may not elect Budget Protector.

The Custom Allocation Choice and the Automatic Rebalancing Program

If you elect Payment Protector you must participate in the Custom Allocation Choice and the Automatic Rebalancing Program.

What is the Custom Allocation Choice?  Your participation in the Custom Allocation Choice requires that at time of contract issue and at all times that you participate in Payment Protector, you elect allocations among investment choices according to our asset class parameters. This means that we tell you the minimum and maximum contract value that may be allocated to any one asset class.

Currently, the available asset classes are as follows:

•	Fixed Income

•	Specialty/Sector H

•	Specialty/Sector B

•	Large Growth/Blend

•	Large Value & Balanced

•	Small/Mid Growth/Blend

•	Small/Mid Value

•	International/Global

Transfer Restrictions.  While participating in the Custom Allocation Choice, if you make transfers, you must remain within the asset class parameters.

What is the Automatic Rebalancing Program?   Your participation in the Automatic Rebalancing Program means that we will periodically rebalance your allocations to match the allocations you last designated.

You designate your allocations on your application and you may choose to change your allocations within the asset class restrictions by written request, but you may not violate the restrictions.

Rebalance frequency.  You elect whether we rebalance your allocations monthly, quarterly, semi-annually or annually. If you do not elect a frequency, we will rebalance quarterly.

Canceling Participation.  You cannot cancel participation in the Custom Allocation Choice and the Automatic Rebalancing Program while you are participating in Payment Protector. However, if, as permitted on your fifth contract anniversary and on each subsequent contract anniversary, you cancel Payment Protector, your participation in the Custom Allocation Choice will automatically be cancelled. You may elect to continue the Automatic Rebalancing Program. Once cancelled, you may re-elect the Automatic Rebalancing Program, but you may not re-elect Payment Protector and the Custom Allocation Choice.

Important Considerations.

•	Participation in the Custom Allocation Choice does not guarantee that investment performance will not be volatile or go down in value.

•	Allocation to a single asset class may outperform allocation according to the Custom Allocation Choice requirements, so that you would have obtained better returns in a single sub-account or sub-accounts representing a single asset class than in the Custom Allocation Choice.

•	The timing and frequency of automatic rebalancing may affect performance.

•	We have the right to terminate or change the Custom Allocation Choice at any time.

MassMutual Payment ProtectorSM (Payment Protector)

MassMutual Budget ProtectorSM (Budget Protector)

What is Budget Protector?  Usually, if you elect variable annuity payments, each payment varies based upon fund performance, so you are unsure of the exact next payment amount. Budget Protector allows you to invest in variable funds through our sub-accounts, but receive a level annuity payment over a 12-month period. Budget Protector calculates the payment based on the sub-account performance. For example, if you elect a monthly payment frequency, and Budget Protector calculates the payment to be $100, then the payment will continue to be $100 a month for the twelve-month period. At each payment anniversary, we recalculate the benefit using sub-account performance during the previous twelve month period.

When we issue your contract we will tell you the estimated level payment for the first twelve-month period. On your first annuity payment anniversary and each subsequent anniversary, we will calculate the amount of each level payment to be paid over the next twelve-months.

For your first annuity payment date and on each anniversary thereafter, we determine the number of annuity income units necessary to make the level payments for the following year. We then redeem the annuity income units from your elected sub-accounts and transfer them to the general account. We generate your annuity payments based on the transferred amount and on the interest rate we credit through the general account. The rate credited may vary from the rate offered if you were to elect the general account as an investment choice and you did not elect Budget Protector.

The payment amounts in any one twelve-month period may be greater than or less than the payment amounts in the prior twelve-month period due to the investment performance of the sub-accounts you elect.

If you elect a combination of fixed and variable annuity payments, this feature only applies to the variable portion of the payments.

Transfers and Withdrawals.  Transfers among and partial withdrawals from the investment choices will not impact the amount of payments during a current twelve-month period, but will be reflected when we calculate the payments for the subsequent twelve-month period.

If you make a full withdrawal, the withdrawal amount will be comprised of the remaining current twelve-month period annuity payments and the commuted value of remaining guaranteed payments beyond that twelve-month period.

Change of Payment Period.  If your contract permits you to change your payment period, and you do so, the action will not impact the dollar amount of payments during the current twelve-month period, but will be reflected when we calculate the payments for the subsequent twelve-month period.

Annuity Payments Reducing Upon Death and Budget Protector.  If you elected an annuity option with payments reducing upon the death of an annuitant and/or joint annuitant, and the contract is in the phase where reduced payments are being made, the remaining payments during the current twelve-month period and for subsequent twelve-month periods will be reduced by the same specified percentage.

What is the Charge for Budget Protector?  There is no charge for this feature.

How to Elect Budget Protector.  To elect Budget Protector you must:

•	elect the feature at time of contract issue; and

•	if you elect a period certain only annuity option, you must elect annuity payments for a guaranteed period in full years.

Can I Cancel Budget Protector?  Once elected, this feature cannot be cancelled, except upon death of the annuitant and joint annuitant, if any. In this case, the beneficiaries will have the option of canceling Budget Protector. If there is a single beneficiary who cancels this feature, cancellation will not take effect until the next annuity payment anniversary. If there are multiple beneficiaries and they all choose to cancel this feature, cancellation will occur immediately. If there are multiple beneficiaries, and any beneficiary chooses to retain the Budget Protector, the remaining guaranteed

MassMutual Budget ProtectorSM (Budget Protector)

period left on the contract will be rounded down to the nearest whole year and we will adjust annuity payment amounts accordingly.

We reserve the right to cancel this feature for all contract owners, without discrimination, at any time. If we do so, your level payments will continue to be made until the next anniversary of your first annuity payment date.

Additional Restrictions.  While this feature is elected, you may not elect Payment Protector.

Investment Choices

You have a number of investment choices in this contract. These investment choices currently include a general account as well as a number of funds offered through our separate account sub-accounts.

The Separate Account

We established a separate account, (Massachusetts Mutual Variable Annuity Separate Account 4), to hold the assets that underlie the contracts. Our Board of Directors adopted a resolution to establish the separate account under Massachusetts’ insurance law on July 9, 1997. We have registered the separate account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940.

MassMutual owns the assets of the separate account. However, those separate account assets equal to the reserves and other contract liabilities are not chargeable with liabilities arising out of any other business we may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to, or charged against, the contracts and not against any other contracts we may issue. We are required to maintain sufficient assets in the separate account to meet the anticipated obligations of the contracts funded by the separate account.

We currently divide the separate account into multiple sub-accounts. Each of these sub-accounts invests in a fund. You bear the complete investment risk for assets you allocate to a sub-account.

The Funds

There is no assurance that the funds will achieve their stated objective. The fund prospectuses contain more detailed information about the funds. We will deliver copies of the current fund prospectuses to you. You may also contact our Annuity Service Center and request copies of the current fund prospectuses at any time. You should read the information contained in the fund prospectuses carefully before investing.

Compensation We Receive From Funds and Advisers

Compensation We Receive From Advisers.  We and certain of our insurance affiliates receive compensation from the advisers to some of the funds. We receive this compensation for making those funds available as investment choices within both this contract and other variable annuity and variable life insurance products issued by us and our affiliates (“MassMutual’s variable contracts”), and in some cases, for providing administrative services (such as preparing shareholder communications and recordkeeping) to those funds or the fund’s adviser. The amount of this compensation is determined by multiplying a specified annual percentage rate by the average net assets held in that fund that are attributable to MassMutual’s variable contracts. These percentage rates differ, but currently do not exceed 0.30%. Some advisers pay us more than others; some advisers do not pay us any such compensation. This compensation is not reflected in the expenses that are disclosed in the Table of Fees and Expenses – Annual Fund Operating Expenses for the funds because this compensation is not paid out of the funds’ assets. For a list of the funds whose advisers currently pay such compensation, visit massmutual.com/compensation or call our Annuity Service Center at the number shown on page 1 of this prospectus. In addition, we may receive fixed dollar payments from the advisers to certain funds so that the adviser can participate in sales meetings conducted by MassMutual.

MassMutual Budget ProtectorSM (Budget Protector)/Investment Choices

Attending such meetings provides advisers with opportunities to discuss and promote their funds.

Compensation We Receive From Funds.  We and certain of our affiliates also receive compensation from certain funds pursuant to Rule 12b-1 under the Investment Company Act of 1940. This compensation is paid out of the fund’s assets and may be as much as 0.25% of the average net assets of an underlying fund which are attributable to MassMutual’s variable contracts. This compensation is specified as 12b-1 fees in the Table of Fees and Expenses – Annual Fund Operating Expenses. An investment in a fund with a 12b-1 fee will increase the cost of your investment in this contract.

Compensation In General.  The compensation (as described above) that we receive may be significant. We benefit from this compensation, and may use it for any corporate purpose, including paying expenses that we incur in promoting, issuing, distributing and administering the contract. Additionally, when electing the funds that will be available with MassMutual’s variable contracts, we consider the amount of compensation that we receive from the funds, their advisers, or their distributors along with the funds’ name recognition, asset class, the manager’s reputation, and fund performance.

The General Account

Amounts that you allocate to the general account become part of the general account assets and are subject to the claims of all our creditors. All of the general account assets will be available to fund benefits under a contract. We have not registered the general account with the SEC in reliance on exemptions under the Securities Act of 1933.

You do not participate in the investment performance of the assets in the general account. We will credit an interest rate at a rate not less than the minimum allowed by state law at the time we issue your contract. We reserve the right to change the guaranteed minimum interest rate for newly issued contracts, subject to applicable state law.

Transfers

You may make transfers among the investment choices, subject to the restrictions below. We have the right to terminate, suspend or modify the transfer and transfer program provisions described in this prospectus.

Transfers into the General Account.  After your first contract year, you may transfer into the general account from any of the sub-accounts.

Transfers out of the General Account.  You may make one transfer per contract year out of the general account into any of the sub-accounts. However no transfers can be made from the general account to the MML Money Fund/VA. If you are participating in Payment Protector, you may not make transfers out of the general account.

Transfer Requests.  You may make transfers by submitting a written request, in good order, to our Annuity Service Center. You must clearly indicate the amount and investment choices from and to which you wish to transfer.

Transfer effective date.  Your transfer is effective on the business day we receive your request, in good order, at our Annuity Service Center. If we receive your transfer request at our Annuity Service Center on a non-business day or after our business day closes, your transfer request will be effective on the next business day.

Transfer Fee.  You can make twelve free transfers every contract year. If you make additional transfers in a year, we will deduct a transfer fee. The fee is $20 per transfer. Currently, any transfers made as part of a systematic transfer program, such as the Automatic Rebalancing Program and any transfers from the general account to a sub-account, are not subject to the assessment of a transfer fee, and therefore, do not count toward your twelve free transfers every contract year. We will treat multiple transfers effective on the same business day as one transfer for the purpose of assessing a transfer fee. We deduct the transfer fee at time of transfer from the value of the annuity units being transferred.

Investment Choices/Transfers

Impact of Transfers on Annuity Payments. Transfers between sub-accounts will be made by converting the number of annuity units being transferred to the number of annuity units of the sub-account to which the transfer is made. The result is that the next annuity payment, if it were made at that time, would be the same amount that it would have been without the transfer. Thereafter, annuity payments will reflect changes in the value of the new annuity units within the current investment choices.

The amount transferred from a sub-account into the general account will be based on the value of the payments being transferred from that sub-account. We will first calculate the value of the annuity units being transferred out of the sub-account. That value will then be used to purchase fixed annuity payments. The value of the fixed annuity payments will be based on the annuity option in effect, the age and gender of the annuitant and joint annuitant, if any, and the current annuity purchase rates in effect at the time of the transfer.

The amount transferred from the general account into any sub-account(s) will be based on the commuted value of the payments being transferred from the general account, see “Commuted Value.” The amount transferred to the sub-accounts will be used to purchase annuity units of the sub-account(s) to which the transfer is made. Thereafter, annuity payments will reflect changes in the value of the new annuity units.

Transfers and Elective Features.  There may be additional transfer impacts and restrictions if you elected any of the following: Automatic Rebalancing Program, Budget Protector, Payment Protector, and Inflation Protector. See those prospectus sections for additional detail.

Automatic Rebalancing Program

Over time, the performance of each sub-account may cause your allocation to shift from your original allocation. If you elect the Automatic Rebalancing Program you will request that we periodically transfer among sub-accounts to reflect your desired allocations. You may cancel or elect the program at any time. For more detail regarding participation in this program, contact your registered representative or our Annuity Service Center.

If you elect Payment Protector, you must participate in the Automatic Rebalancing Program and you may not cancel your participation unless you first cancel your election of Payment Protector. For additional detail see “MassMutual Payment ProtectorSM.

Limits on Frequent Trading and Market Timing Activity

This contract and its investment choices are not designed to serve as vehicles for what we have determined to be frequent trading or market timing trading activity. We consider these activities to be abusive trading practices that can disrupt the management of a fund in the following ways:

•	by requiring the fund to keep more of its assets liquid rather than investing them for long-term growth, resulting in lost investment opportunity; and

•	by causing unplanned portfolio turnover.

These disruptions, in turn, can result in increased expenses and can have an adverse effect on fund performance that could impact all owners and beneficiaries under the contract, including long-term owners who do not engage in these activities. Therefore, we discourage frequent trading and market timing trading activity and will not accommodate frequent transfers among the funds. Organizations and individuals that intend to trade frequently and/or use market timing investment strategies should not purchase this contract. We have adopted policies and procedures to help us identify those individuals or entities that we determine may be engaging in frequent trading and/or market timing trading activities. We monitor trading activity to uniformly enforce those procedures. However, those who engage in such activities may employ a variety of techniques to avoid detection. Therefore, despite our efforts to prevent frequent trading and the market timing of funds among the sub-accounts of the separate account, there can be no assurance that we will be able to identify all those who trade frequently or those who employ a market timing strategy, and curtail their trading in every instance. In addition, some of the funds are available with variable products issued by other insurance companies. We do not know the effectiveness of the policies and procedures used by these other insurance companies to detect frequent trading and/or market timing. As a result of these factors, the

Transfers

funds may reflect lower performance and higher expenses across all contracts as a result of undetected abusive trading practices. If we or the investment adviser to any of the funds available with this contract, determine that a owner’s transfer patterns reflect frequent trading or employment of a market timing strategy, we will not allow the owner to submit transfer requests by overnight mail, facsimile transmissions, the telephone, our website, or any other type of electronic medium. Additionally, we may reject any single trade that we determine to be abusive or harmful to the fund. Orders for the purchase of fund shares may be subject to acceptance by the fund. Therefore, we reserve the right to reject, without prior notice, any fund transfer request if the investment in the fund is not accepted for any reason. You should read the fund prospectuses for a description of their frequent trading and/or market timing policies. We will notify you in writing if we reject a transfer or if we implement a restriction due to frequent trading or the use of market timing investment strategies. If we do not accept a transfer request, no change will be made to your allocations per that request. We will then allow you to resubmit the rejected transfer by regular mail only. Additionally, we may in the future take any of the following restrictive actions that are designed to prevent the employment of a frequent trading or market timing strategy:

•	not accept transfer instructions from a owner or other person authorized to conduct a transfer;

•	limit the number of transfer requests that can be made during a contract year; and

•	require the value transferred into a fund to remain in that fund for a particular period of time before it can be transferred out of the fund.

We will apply any restrictive action we take uniformly to all owners we believe are employing a frequent trading or market timing strategy. These restrictive actions may not work to deter frequent trading or market timing activity. We reserve the right to revise our procedures for detecting frequent trading and/or market timing at any time without prior notice if we determine it is necessary to do so in order to better detect frequent trading and/or market timing, to comply with state or federal regulatory requirements, or to impose different restrictions on frequent traders and/or market timers. If we modify our procedures, we will apply the new procedure uniformly to all owners.

Transfers

Withdrawals

Income taxes, tax penalties, a surrender charge and certain restrictions may apply to any withdrawal you make.

Right to Make Partial Withdrawals.  Subject to the limitations described in this prospectus, you have the right to make partial withdrawals (also called partial surrenders) of remaining guaranteed payments if you elected a life with period certain or a period certain only annuity option.

Right to Make Full Withdrawals.  Subject to the limitations described in this prospectus, you have the right to make a full withdrawal (also called full surrenders) of remaining guaranteed payments if you elected a period certain only annuity option.

Limits on Number of Withdrawals Per Contract Year.  You may not make any withdrawals during your first contract year, after which you may make one withdrawal each contract year.

Amount Available to Withdraw.  The amount available for withdrawal is based on the commuted value of any remaining guaranteed payments. See “Commuted Value.” Additionally, we limit the amount available for a partial withdrawal, so that each remaining guaranteed payment is a minimum amount of $100.

Deduction of Withdrawals.  Any request for a withdrawal will be taken proportionally from your elected sub-accounts on the business day we receive your request in good order. If we cannot satisfy the entire withdrawal request from your elected sub-accounts and you have elected the general account as an investment choice, then the remaining portion will be taken from the general account, as applicable.

Minimum Partial Withdrawal Amounts.  Your partial withdrawal must be at least $5,000.

Withdrawal Requests.  To request a withdrawal, submit our fully completed partial surrender or surrender form in good order to our Annuity Service Center.

Withdrawal Effective Date.  Your withdrawal is effective on the business day we receive, at our Annuity Service Center, our partial surrender or surrender form, in good order, and, if applicable, a “letter of acceptance.” If we receive this item(s) at our Annuity Service Center on a non-business day or after our business day closes, your withdrawal request will be effective on the next business day.

Delivery of Withdrawal Amount.  Withdrawals will be sent to the payee(s) you designate. We will pay any withdrawal amount within 7 calendar days of the withdrawal effective date, unless we are required to suspend or postpone withdrawal payments.

Withdrawal charge.  Withdrawals may be subject to a surrender charge. We will deduct any applicable surrender charge from the amount you withdraw. See “Expenses – Surrender Charge for Partial and Full Withdrawals.”

Impact of Withdrawals on Annuity Payments.  The amount available for you to withdraw is the commuted value of the remaining guaranteed annuity payments. Once a portion of the commuted value is withdrawn, the remaining guaranteed annuity payments will be reduced proportionally. If you elected a lifetime annuity option with period certain, withdrawals will affect remaining guaranteed payment amounts, but will not affect payments after the guaranteed period continuing for life. See “Commuted Value.”

Withdrawals and Elective Features.  There may be additional withdrawal impacts and restrictions if you elected any of the following: Budget Protector, Payment Protector, and Inflation Protector. See those prospectus sections for additional detail.

Withdrawals

Death Provisions

The following is a discussion of how rights held under the contract are impacted by the death of the contract owner(s), the annuitant and/or the joint annuitant.

Death before the First Annuity Payment Date

Death of Owner.  If an owner who is not an annuitant or joint annuitant dies, the surviving owner, if any, retains ownership of the contract. If there is no surviving owner, the beneficiary assumes ownership rights. We will pay any annuity payments to the payee(s) we have on record. The new owner may change the payee(s) on record.

Death of Annuitant.  If the Annuitant dies and:

1)	if there is a surviving joint annuitant, the annuity payments will be adjusted so that they equal what would have been paid under a single life annuity option; or

2)	If there is no surviving joint annuitant, the owner (or beneficiary if the owner is deceased) may elect by written request to receive:

a)	a refund of the purchase payment; or

b)	the guaranteed annuity payments, if any, as specified in the elected annuity option.

Death on or after the First Annuity Payment Date

•	Upon the death of the annuitant and joint annuitant, if any, the owner loses all contract rights and the primary beneficiary or beneficiaries assume ownership rights. If there is more than one beneficiary, the beneficiaries will assume ownership rights of the contract in proportion to the beneficiary allocations designated. If no beneficiary allocations are designated, the beneficiaries will assume ownership in equal proportions. Written consent of all owners may be required to exercise any contract rights. We may at our discretion give separate ownership rights to each beneficiary.

•	Upon the death of the owner and joint owner, if any, the primary beneficiary or beneficiaries assume ownership rights. If there are multiple beneficiaries, they will assume ownership rights of the contract in equal proportions, regardless of any beneficiary allocations designated. However, for tax reporting purposes, we will report to each beneficiary in proportion to their designated allocations. Written consent of all beneficiaries may be required to exercise any contract rights. We may at our discretion give separate ownership rights to each beneficiary.

•	While the annuitant(s) are alive, upon the death of an owner, the surviving owner, if any, retains ownership of the contract.

Beneficiary Rights

A beneficiary who assumes ownership rights has the right to:

1)	designate a payee, or payees to whom we will make annuity payments;

2)	change allocations among investment choices;

3)	make a partial or full withdrawal, subject to certain restrictions;

4)	revoke election of Payment Protector (only on the fifth contract anniversary and each subsequent anniversary);

5)	revoke election of Budget Protector (only upon death of the annuitant and joint annuitant, if any);

6)	elect or revoke Automatic Rebalancing Program (unless Payment Protector is in effect);

7)	designate a beneficiary or beneficiaries. (if a beneficiary assumes ownership rights upon the death of owner(s) and then designates new beneficiaries it will follow that then upon the death of the annuitant(s), the new beneficiaries will assume ownership rights), and

8)	change the owner and/or joint owner (subject to restrictions).

Death Provisions

Payments After Death

Death of Owner.  Upon the death of an owner and joint owner, if any, we will continue to pay any annuity payments to the payee(s) we have on record. The new owner may change the payee(s) on record.

Death of Annuitant.  If the Annuitant dies and:

(1)	if there is a surviving joint annuitant, we will pay the remaining annuity payments, if any, to the payee(s) we have on record; or

(2)	if there is no surviving joint annuitant, remaining guaranteed annuity payments, if any, will continue to the payee(s) designated by the beneficiary.

The beneficiary may elect to receive payment of the commuted value of remaining guaranteed annuity payments. A beneficiary’s right to request the commuted value may have been restricted by the owner. If a beneficiary continues the annuity payments and later requests payment of the commuted value of remaining guaranteed annuity payments, a surrender charge may apply. See “Expenses – Surrender Charge,” and “Commuted Value.”

If upon the death of the annuitant and joint annuitant, if any, one or more of the beneficiaries is deceased and the payment allocation is in equal shares, we will evenly divide the deceased beneficiary’s allocation for distribution to the remaining beneficiaries. If the percentage allocation is unequal (example: 50%, 30%, 20%), we will divide proportionally the deceased beneficiary’s percentage for distribution to the remaining beneficiaries.

Processing Payments After Death

We will determine the death proceeds, if any, and commence payment as of the date we receive both due proof of death and an election of the payment method. Due proof of death will be one of the following:

1.	a certified death certificate; or

2.	a certified decree of a court of competent jurisdiction as to the finding of death; or

3.	any other proof satisfactory to us.

We may adjust the annuity payment period or require a beneficiary request a lump-sum payment if:

1)	the payment frequency is monthly or quarterly; and

2)	the first payment is scheduled to start later than the first possible monthly or quarterly frequency; and

3)	the death occurs before the beginning of the elected payment period; and

4)	if we are required to make the adjustment in order to comply with section 72(s) of the Internal Revenue Code of 1986, as amended.

Default Beneficiaries

Unless you designated specific beneficiary allocations, beneficiary rights to any payment upon death will be in equal shares to the survivor(s) as follows:

1.	to the joint owner (default primary beneficiary); or if there is none,

2.	to the primary beneficiary(ies) who survive(s) your death and/or the annuitant’s death, as applicable; or if there are none

3.	to the contingent beneficiary(ies) who survive(s) your death and/or the annuitant’s death, as applicable; or if there are none

4.	to you, if the contract is owned by a non-natural person, or to your estate.

Death Provisions

Expenses

There are charges and other expenses associated with the contracts that reduce the return on your investment in the contract. These charges and expenses are:

Separate Account Charges

Each business day we deduct certain charges from the assets of the separate account. We do this as part of our calculation of the value of the accumulation units and the annuity units. There are three types of separate account charges: (1) the mortality and expense risk charge (2) the administrative charge and (3) charges for additional features.

Mortality and Expense Risk Charge.

This charge is equal, on an annual basis, to 1.10% of the daily value of the assets invested in each sub-account, after fund expenses are deducted. We may increase this charge, but it will never exceed 1.70%. This charge is for:

•	the mortality risk associated with the insurance benefits provided, including our obligation to make annuity payments regardless of how long the annuitant and joint annuitant, if any, live and the guarantee of rates used to determine your annuity payments;

•	the expense risk that the current charges will be insufficient to cover the actual cost of administering the contract.

If the current mortality and expense risk charge is not sufficient to cover the mortality and expense risk, we will bear the loss. If this is the case, we may raise the mortality and expense risk charge in order to restore profitability. In no case will we raise the charge above the guaranteed amount. If the amount of the charge is more than sufficient to cover the mortality and expense risk, we will make a profit on the charge. We may use this profit for any purpose, including the payment of marketing and distribution expenses for the contract.

Administrative Charge.

This charge is equal, on an annual basis, to 0.15% of the daily value of the assets invested in each sub-account, after fund expenses are deducted. We assess this charge, together with the annual contract maintenance charge, to reimburse us for all the expenses associated with the administration of the contract and the separate account. Some of these expenses are: preparation of the contract, confirmations, annual reports and statements, maintenance of contract records, personnel costs, legal and accounting fees, filing fees, and computer and systems costs. We may increase this charge, but it will never exceed 0.25%.

Charges for Additional Features

Payment Protector Charge.  If you elect Payment Protector, we will assess a charge. This charge is equal, on an annual basis, to 0.50% of the daily value of the assets invested in each sub-account, after fund expenses are deducted. We can increase this charge, but the charge will never exceed 1.25%. If you elect to discontinue the benefit, the charge will be discontinued on the next contract anniversary date after we receive our fully completed form, in good order, at our Annuity Service Center.

Annual Contract Maintenance Charge

Currently, we do not deduct an annual contract maintenance charge. However, we reserve the right to deduct an amount not to exceed $60 from your contract at the end of each contract year, should it become necessary for us to seek reimbursement for expenses relating to the issuance and maintenance of the contract.

Surrender Charge for Partial or Full Withdrawals

You may have the right to make withdrawals from the contract (see “Withdrawals”). If you make a partial or full withdrawal we may deduct a surrender charge from the amount you withdraw. We use this charge to cover certain expenses among which are those relating to the sale of the contract. The amount of the charge depends on the amount you withdraw and the length of time between when we issued your contract and when you make a withdrawal.

Expenses

The surrender charge is assessed as follows:

Contract year when withdrawal is made:	1	2	3	4	5	6	7	8	9	10 or later

Percentage of amount withdrawn:	No withdrawals are permitted in the first year	8%	7%	6%	5%	4%	3%	2%	1%	0%

Death Provisions and Surrender Charge.

Proceeds paid upon death are not subject to a surrender charge unless there are continuing annuity payments from the contract and at a later date, subject to contract rules, a partial or full withdrawal of remaining guaranteed payments is requested. We will then assess a surrender charge on the withdrawal. If a surrender charge is applied in this situation, the surrender schedule will be the one that commenced at the original contract issue date, prior to the beneficiary becoming owner.

Exchanged Contracts and Surrender Charge.

A reduced surrender charge schedule may apply under this contract if another variable annuity contract issued by us or one of our affiliated insurance companies is exchanged for this contract. Exchange programs may not be available in all states. We have the right to modify, suspend or terminate any exchange program any time without prior notification. If you want more information about our current exchange programs, contact your registered representative or us at our Annuity Service Center.

Premium Taxes

Some states and other governmental entities charge premium taxes or similar taxes. We are responsible for the payment of these taxes. We will deduct these taxes from your purchase payment. Premium taxes generally range from 0% to 3.5%, depending on the state.

Transfer Fee

You can make twelve free transfers every contract year without charge. If you make additional transfers in a year, we will deduct a transfer fee. The fee is $20 per transfer. Currently, any transfers made as part of a systematic transfer program, such as the Automatic Rebalancing Program and any transfers from the general account to a sub-account, are not subject to the assessment of a transfer fee, and therefore, do not count toward your twelve free transfers every contract year. We will treat multiple transfers effective on the same business day as one transfer. We will deduct any transfer fee at the time of the transfer from the value of the annuity units being transferred.

Income Taxes

We will make any deductions for withholding taxes that are required by law. If we incur any income taxes due to the operation of the separate account, we will deduct them from the contract. At the present time, the separate account does not incur any income tax liability.

Fund Expenses

When our separate account sub-accounts purchase shares of their underlying fund, the shares are purchased at net asset value. The net asset value of each fund reflects investment management fees and other expenses already deducted from the assets of the fund. Therefore, fund expenses are reflected in the value of each sub-account. One or more of the funds available as an investment choice may pay us a distribution fee out of its assets. This fee is called a “12b-1” fee and along with the routine fees and expenses, it will be reflected in the value of a sub-account invested in a fund with a 12b-1 fee. Please refer to the fund prospectuses for more information regarding these expenses.

Expenses

Commuted Value

Calculating the Commuted Value of Remaining Payments

If you request a withdrawal of remaining guaranteed payments or if you make a transfer we will utilize the “commuted value” when making those transactions. The commuted value for withdrawals and payments upon death will only reflect the present value of remaining payments. The commuted value for transfers will also reflect the present value of any payments which continue for life. Transfers and withdrawals may also be subject to a deduction for fees (see “Expenses – Surrender Charge for Partial or Full Withdrawals” and “Expenses – Transfer Fee.”)

For Variable Annuity Payments

To determine the commuted value of variable annuity payments we use the same assumed investment rate (AIR) we used to calculate your variable annuity payments (i.e., the 1%, 3% or 5% stated on your contract schedule) and we use that AIR to calculate the present value of your remaining payments.

For Fixed Annuity Payments

If you are receiving fixed annuity payments, the commuted value is determined by using the adjusted contract rate calculated as of the date of the transfer or withdrawal. We calculate the adjusted contract rate as follows:

Adjusted Contract Rate = Contract Rate + A – B.

Contract Rate = we establish the contract rate on the day we issue your contract. It is specified in your contract schedule.

A = the withdrawal yield

We determine the withdrawal yield as follows: “A” is the yield on the Constant Maturity Treasury Note as of the date we calculate the present value. The duration of that note will be equal to the number of years from the date of the calculation until the final guaranteed payment is due, divided by 2. Any resulting fraction (in years) will be rounded up to the next whole number.

B = the issue yield

We determine the issue yield as follows: “B” is the yield on the Constant Maturity Treasury Note as of the Issue Date of the Contract. The duration of that note will be equal to the number of years from the later of the date the money was applied to the general account or the date of the most recent period certain annuity option change, until the final payment is due, divided by 2. Any resulting fraction (in years) will be rounded up to the next whole number.

Constant Maturity Treasury Note yields are published in the daily H.15 updates by the Federal Reserve Statistical Releases. If a yield is not available for the applicable duration, rates will be interpolated. If the Constant Maturity Treasury Note yields are no longer available, we will use a substantially similar alternative.

Commuted Value

Calculating Variable Annuity Payments

If you elect variable annuity payments, those payments will fluctuate based on the investment performance of the sub-accounts you elect as investment choices.

Amount of Variable Annuity Payments.  We determine the value of the next variable annuity payment based on the number of annuity units credited to your annuity option and the value of those units as of five calendar days prior to the scheduled annuity payment date.

Variable Annuity Units.  We use annuity units to account for all amounts allocated to or withdrawn from the sub-accounts. When we receive the necessary information to process a transaction, we determine the number of annuity units by dividing the amount allocated to (or the amount withdrawn from) the sub-account by the dollar value of one annuity unit of the sub-account as of the end of the business day during which the request for the transaction is received in good order at our Annuity Service Center.

When you purchase the contract, the number of annuity units is determined as follows:

•	The amount of your purchase payment applied to a sub-account; multiplied by

•	Your annuity purchase rate; divided by

•	The value of one annuity unit in that sub-account on the date we issue your contract.

The annuity purchase rate is determined based on the annuity option and AIR chosen at the time we issue your contract.

Variable Annuity Unit Value.  At the inception date of a sub-account, we arbitrarily set the annuity unit value at $10. At the end of each subsequent business day we calculate the annuity unit value for each sub-account as follows:

1)	The net investment factor for the current valuation period is multiplied by the value of the annuity unit for the sub-account for the immediately preceding valuation period.

2)	The result in (1) is then divided by an assumed investment rate factor. The assumed investment rate factor equals 1.00 plus the assumed investment rate for the number of days since the preceding valuation date. The assumed investment rate is an effective annual rate specified in your contract schedule.

The net investment factor for each sub-account is determined by dividing A by B and subtracting C where:

A is	(i) the net asset value per share of the underlying fund of the sub-account for the current valuation period; plus

(ii) any dividend per share declared on behalf of the underlying fund that has an ex-dividend date within the current valuation period; less

(iii) the cumulative charge or credit for taxes reserved which we determine is a result from the operation or maintenance of the sub-account.

B is	the net asset value per share of the underlying fund of the sub-account for the immediately preceding valuation period.

C is	the cumulative unpaid charge for the separate account annual expenses applicable to your contract.

Calculating Variable Annuity Payments

Federal Taxes

NOTE: We have prepared the following information on federal taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax adviser about your own circumstances.

Taxation of the Company.

MassMutual is taxed as a life insurance company under the Internal Revenue Code (Code). For federal income tax purposes, the separate account is not a separate entity from MassMutual, and its operations form a part of MassMutual.

Annuities In General.

Annuity contracts are a means of both setting aside money for future needs – usually retirement- and for providing a mechanism to administer the payout of those funds. Congress recognized how important providing for retirement was and created special rules in the Code for annuities. Simply stated, these rules provide that you will generally not be taxed on the earnings on the money held in your annuity contract until you take the money out. This is referred to as tax deferral.

Diversification.

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department (“Treasury Department”), adequately diversified. Disqualification of the contract as an annuity contract would result in a loss of tax deferral, meaning the imposition of federal income tax to the owner with respect to earnings under the contract prior to the receipt of payments under the contract. MassMutual intends that all investment portfolios underlying the contracts will be managed in such a manner as to comply with these diversification requirements.

Investor Control of Assets.

For variable annuity contracts, tax deferral also depends on the insurance company, and not you, having control of the assets held in the separate accounts. You can transfer among the sub-accounts of the separate account to another but cannot direct the investments each underlying fund makes. If you have too much “investor control” of the assets supporting the separate account funds, then you will be taxed on the gain in the contract as it is earned rather than when it is withdrawn. The Internal Revenue Service (IRS) has provided some recent guidance on investor control by issuing Revenue Rulings 2003-91 and 2003-92, but some issues remain unclear. One unanswered question is whether a contract owner will be deemed to own the assets in the contract if the variable contract offers too large a choice of funds in which to invest, and if so, what that number might be. We do not know if the IRS will issue any further guidance on this question. We do not know if any guidance would have a retroactive effect. Consequently, we reserve the right to modify the contract, as necessary, so that you will not be treated as having investor control of the assets held under the separate account.

Section 1035 Tax Free Exchanges.

Section 1035 of the Code provides that a life insurance, endowment, or annuity contract may be exchanged for an annuity contract on a tax-free basis. When this type of exchange occurs, the gain in the original contract is preserved in the new contract by transferring the cost basis under the original contract to the new contract. The IRS has provided guidance that the partial exchange of an annuity contract for another annuity contract will be tax-free. However, the IRS has reserved the right to review these transactions when distributions take place from either contract within two years after the exchange. In the event that the transaction is determined to be abusive, the IRS may treat the contracts as one contract for purposes of determining gain. It is unclear whether a partial exchange into an immediate annuity would be considered abusive. At the current time, we accept the exchange of annuity contract into an immediate annuity contract, but we are not responsible for how another insurer tax reports the transaction or how the IRS ultimately reviews the transaction. You should consult your own tax advisor before entering into any section 1035 exchange.

Federal Taxes

Non-Qualified Contracts.

If you purchase the annuity contract as an individual and not under any tax-qualified retirement plan, specially sponsored program or an individual retirement annuity, your contract is referred to as a non-qualified contract. The contract is intended to be a single premium immediate annuity.

Qualified Contracts.

If you purchase the contract as an individual retirement annuity (IRA) that meets the requirements of section 408, your contract is referred to as a qualified contract. IRAs are subject to limitations on eligibility, contributions, transferability and distributions. Since this contract is intended to be a single premium immediate annuity, the only contributions accepted will be eligible rollover contributions from certain Qualified Plans or trustee-to-trustee transfers from another IRA. Sales of contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of contracts intended to be qualified as IRAs should obtain competent tax advice as to the tax treatment and suitability of such an investment.

Taxation of Non-Qualified Contracts.

You, as the owner of a non-qualified annuity, will generally not be taxed on any increases in the value of your contract until a distribution occurs. There are different rules as to how you are taxed depending on whether the distribution is an annuity payment or a withdrawal.

Annuity payments occur as the result of the contract reaching its annuity starting date. For an immediate annuity the purchase date is generally treated as the annuity starting date. A portion of each annuity payment is treated as a partial return of your purchase payments and is not taxed. The remaining portion of the annuity payment is treated as ordinary income. The annuity payment is divided between these taxable and non-taxable portions based on the calculation of an exclusion amount. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the contract (adjusted for any period certain or refund feature) bears to the expected return under the contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Annuity payments received after you have recovered all of your purchase payments are fully taxable.

Generally, withdrawals from an annuity are considered to come first from earnings in the contract and then from a return of purchase payments. However, withdrawals taken from a contact for which annuity payments have begun are taxed differently, and depend on whether the withdrawal is a partial withdrawal or a withdrawal in full satisfaction of the annuity contract. A portion of each partial withdrawal is treated as a return of your premium payment with the remaining portion treated as ordinary income. This allocation is determined by an exclusion amount which is calculated by multiplying the remaining cost basis at the time of the withdrawal by the percentage reduction in the remaining annuity payments. A withdrawal in full surrender of the annuity contract will be treated as ordinary income to the extent that the amount received is in excess of the remaining cost basis in the contract.

The Code also provides that any amount received (both annuity payments and withdrawals) under an annuity contract which is included in income may be subject to a tax penalty. The amount of the penalty is an additional tax equal to 10% of the amount that is includible in income. Some withdrawals will be exempt from the penalty. They include any amounts:

(1)	paid on or after you reach age 59 1/2;

(2)	paid to your beneficiary after you die;

(3)	paid if you become totally disabled (as that term is defined in the Code);

(4)	paid in a series of substantially equal periodic payments made annually (or more frequently) for your life or life expectancy or for the joint lives or joint life expectancies of you and your designated beneficiary;

(5)	paid under an immediate annuity; or

(6)	which come from purchase payments made before August 14, 1982.

With respect to (5) above, an immediate annuity is defined as a single premium contract which provides for substantially equal periodic payments

Federal Taxes

to begin within one year of the purchase date of the contract. The IRS has taken the position that in most cases a deferred annuity contract that is exchanged for a single premium immediate annuity will not meet the definition of an immediate annuity for purposes of the penalty exception. If an annuity contract does not meet the immediate annuity exception because it was established through a 1035 exchange from deferred annuity, it is still eligible to meet one of the other exceptions.

With respect to (4) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% tax penalty), but for the exception, plus interest for the tax years in which the exception was used. The rules governing substantially equal periodic payments are complex. You should consult your tax adviser for more specific information.

The Code provides that multiple non-qualified annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts. This rule does not apply to immediate annuities.

Annuity contracts issued after April 22, 1987 that are transferred for less than full and adequate consideration (including gifts) are subject to tax to the extent of gain in the contract. This does not apply to transfers between spouses or certain transfers incident to a divorce under Section 1041 of the Code.

Taxation of Qualified Contracts

If you have no cost basis for your interest in a qualified contract, the full amount of any distribution is taxable to you as ordinary income. If you do have a cost basis for all or some of your interest, a portion of the distribution is taxable, generally based on the ratio of your cost basis to your total contract value.

Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from tax-qualified retirement plans, including contracts issued and qualified as IRAs under section 408. Exceptions from the penalty tax applicable to IRAs are as follows:

1.	distributions made on or after you reach age 59 1/2;

2.	distributions made after your death

3.	distributions made that are attributable to the employee being disabled as defined in Code;

4.	distributions that are part of a series of substantially equal periodic payments made not less frequently than annually for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary;

5.	distributions made to you up to the amount allowable as a deduction to you under Code Section 213 for amounts you paid during the taxable year for medical care;

6.	distributions made on account of an IRS levy made on a tax-qualified retirement plan or IRA;

7.	distributions from an IRA for the purchase of medical insurance (as described in Code Section 213(d)(1)(D)) for you and your spouse and dependents if you received unemployment compensation for at least 12 weeks and have not been re-employed for at least 60 days;

8.	distributions from an IRA to the extent they do not exceed your qualified higher education expenses (as defined in Code Section 72(t)(7)) for the taxable year; and

9.	distributions from an IRA which are qualified first-time homebuyer distributions (as defined in Code Section 72(t)(8)).

With respect to (4) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used. The IRS has indicated that a modification will occur if, after the first valuation date there is (i) any addition to the account balance other than gains or losses, (ii) any nontaxable transfer of a portion of the account balance to another retirement plan, or (iii) a rollover by the taxpayer of the amount

Federal Taxes

received resulting in such amount not being taxable. The rules governing substantially equal periodic payments are complex. You should consult your tax adviser or IRS Revenue Ruling 2002-62 for more specific information.

Required Distributions.

For non-qualified contracts, the Code provides that a contract will not be treated as an annuity for federal tax purposes unless it contains specific distribution provisions to apply upon the contract owner’s death. Generally the rules provide that if the contract owner dies after payments have begun, the remaining interest in the contract will be distributed at least as rapidly as the method in effect at the owner’s death. If the contract owner dies before payments have begun, the remaining interest will be distributed within 5 years or over the life of the designated beneficiary. We will administer the contract in order to comply with these rules.

For qualified contracts, distributions generally must begin no later than April 1st of the calendar year following the later of (a) the year in which you attain age 70 1/2 or (b) the calendar year in which you retire. The date set forth in (b) does not apply to an IRA. Required distributions generally must be over a period not exceeding your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary. Upon your death, additional distribution requirements are imposed. If your death occurs after your required beginning date, distributions must be made at least as rapidly as under the method in effect at the time of your death. If your death occurs before your required beginning date, the remaining interest must be distributed within 5 years or over the life or life expectancy of the designated beneficiary. If required minimum distributions are not made, a 50% penalty tax is imposed on the amount that should have been distributed.

The Regulations under Code section 401(a)(9) include a provision that could increase the dollar amount of required minimum distributions for individuals who fund their IRA, or tax-qualified retirement plan with an annuity contract. During the accumulation phase of the annuity contract, Treasury Regulations section 1.401(a)(9)-6, Q&A-12 requires that individuals add the actuarial present value of any additional benefits provided under the annuity (such as certain living or death benefits) to the dollar amount credited to the owner or beneficiary under the contract in order to determine the fair market value of the contract. A larger fair market value will result in the calculation of a higher required minimum distribution amount. Please consult a tax adviser to determine how this may impact your specific circumstances.

Income Tax Withholding

The portion of any distribution that is includible in the gross income of the owner is subject to federal income tax withholding. The amount of the withholding depends on the type of distribution. Withholding for periodic payments is at the same rate as wages and at the rate of 10% from non-periodic payments. However, the owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate (but not lower). Distributions from certain retirement plans, excluding IRAs, that are not directly rolled over to another eligible retirement plan or IRA, are subject to a mandatory 20% withholding. The 20% withholding requirement generally does not apply to: a) a series of substantially equal payments made at least annually for the life or life expectancy of the owner or joint and last survivor expectancy of the owner and a designated beneficiary or for a specified period of 10 years or more; or b) distributions which are required minimum distributions. Owners should consult their own tax counsel or other tax adviser regarding withholding requirements.

Non-Resident Aliens.

Generally, a pre-death distribution from a contract to a non-resident alien is subject to federal tax withholding at a rate of 30% of the amount of income that is distributed. A “nonresident alien” is a person who is neither a US citizen nor resident in the US. Some distributions to nonresident aliens may be subject to a lower (or no) tax if a US income tax treaty applies. In order to obtain the benefits of such a treaty, the non-resident alien must claim the treaty benefit on a Form W8-BEN, providing us with: (1) proof of residency (in accordance with Internal Revenue Service requirements); and (2) an US individual taxpayer identification number. If the non-resident alien does not meet the above conditions, we will withhold 30% of income from the distribution.

Federal Taxes

Same-sex marriage.

Certain states treat individuals in a same-sex marriage, civil union or domestic partnership as spouses for purposes of state law. However, current federal income tax law only recognizes spouses if they are married individuals of the opposite sex. Consequently, certain transactions such as a change of ownership or continuation of the contract after death, will be reported as taxable if the individuals involved in the transaction are of the same sex, despite their treatment as spouses under state law. A tax adviser should be consulted to determine proper federal and state tax treatment of any of the transactions described above.

Non-natural owner.

When a non-qualified contract is owned by a nonnatural person (e.g., a corporation, limited liability company, partnership or certain other entities) the contract will generally not be treated as an annuity for tax purposes. This treatment is not applied to a contract held by a trust or other entity as an agent for a natural person. This treatment also does not apply to a contract that qualifies as an immediate annuity. Before purchasing a contract to be owned by a non-natural person or changing ownership on an existing contract that will result in it being owned by a non-natural person, you should consult a tax adviser to determine the tax impact.

State versus federal tax.

On June 7, 2001, President Bush signed into law the “Economic Growth and Tax Relief Reconciliation Act of 2001” (“EGTRRA”). Some of EGTRRA’s provisions include increased contribution limits for tax-qualified retirement plans, catch-up contribution limits for eligible participants and enhanced rollover opportunities. It is important to note that some states do not automatically conform their state income tax codes to reflect changes to the federal income tax code. Consequently, these states will not follow the provisions enacted by EGTRRA until they conform their income tax codes to the federal code. This nonconformity may result in state income tax consequences to participants of qualified retirement arrangements. Accordingly, participants of qualified retirement arrangements are urged to seek the advice of their independent tax counsel to determine whether any adverse state income tax consequences would result from their compliance with EGTRRA’s provisions.

Federal Taxes

Other Information

Distribution

MML Distributors, LLC (“MML Distributors”), a limited liability corporation, is the principal underwriter of the contract. MML Distributors is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. MML Distributors is a subsidiary of MassMutual. Pursuant to an Underwriting and Servicing Agreement, MML Distributors receives compensation for its activities as underwriter for the contract. The contract is sold by both registered representatives of MML Investors Services, Inc. (“MMLISI”), a subsidiary of MassMutual, and by registered representatives of other broker-dealers who have entered into distribution agreements with MML Distributors (“broker-dealers”). Commissions are paid to MMLISI and all broker dealers who sell the contract. Commissions for sales of the contract by MMLISI registered representatives are paid by MassMutual through MMLISI to those registered representatives. Commissions for sales of the contract by registered representatives of other broker-dealers are paid by MassMutual through MML Distributors to those broker-dealers.

Additional Compensation Paid to MMLISI. Most MMLISI registered representatives are also MassMutual insurance agents, and as such, are eligible for certain cash and non-cash benefits from MassMutual. Cash compensation includes bonuses and allowances based on factors such as sales, productivity and persistency. Non-cash compensation includes various recognition items such as prizes and awards as well as attendance at, and payment of the costs associated with attendance at, conferences, seminars and recognition trips. Sales of this contract may help these registered representatives and their supervisors qualify for such benefits.

Additional Compensation Paid to Certain Broker-Dealers. We and MML Distributors make additional commission payments to certain broker-dealers in the form of sales-based payments. We also make cash payments and non-cash payments to certain broker-dealers. The sales based payments are made to participate in those broker-dealers’ preferred provider programs or marketing support programs, or to otherwise promote this contract. Sales-based payments are paid on each sale of the contract. Cash payments are made to attend sales conferences and educational seminars sponsored by certain broker-dealers. Non-cash payments include various promotional items. The total compensation paid for the sale of this contract, including commissions and cash payments, may range up to 8.0% of purchase payments made to a contract. For a list of the broker-dealers to whom we currently pay additional commissions in the form of asset-based or sales-based payments for selling this contract, visit www.massmutual.com/compensation or call the Annuity Service Center at the number shown on page 1 of this prospectus. The additional compensation arrangements described in the preceding paragraphs are not offered to all broker-dealers and the terms of such arrangements may differ among broker-dealers. Such payments may give us greater access to the registered representatives of the broker-dealers that receive such compensation or may influence the way that a broker-dealer markets the contract. Any such compensation will be paid by MML Distributors or us out of the assets of either MML Distributors or us and will not result in any additional direct charge to you. The additional compensation arrangements may provide a registered representative with an incentive to sell this contract over other available variable annuity contracts whose issuers do not provide such compensation or who provide lower levels of such compensation. You may want to take these compensation arrangements into account when evaluating any recommendations regarding this contract. You may contact your broker-dealer or registered representative to find out more information about the compensation they may receive in connection with your purchase of a contract. We intend to recoup a portion of the cash and non-cash compensation payments that we make through the assessment of certain charges described in this prospectus, including the contingent deferred sales charge. We may also use some of the 12b-1 distribution fee payments and other payments that we receive from certain funds to help us make these cash and non-cash payments.

Other Information

Special Arrangement

For certain group or sponsored arrangements there may be expense savings that could be passed on to the customer because our cost for sales, administration, and mortality generally vary with the size of the customer. We will consider factors such as the size of the group, the nature of the sale, the expected purchase payment volume, and other factors we consider significant in determining whether to reduce charges. Subject to applicable state laws and regulations, we reserve the right to reduce the mortality and expense risk charge, the administrative charge, or any other charge that is appropriate to reflect any expense savings. We will make any reductions according to our rules in effect when an application for a contract is approved. We may change these rules from time to time. Any reduction in charges will reflect differences in costs or services, and will not be unfairly discriminatory.

We reserve the right to modify or terminate this arrangement.

Electronic Transmission of Application Information

Upon agreement with a limited number of broker-dealers, we will accept electronic data transmissions of application information. Our Annuity Service Center will accept this information at the time the initial purchase payment is transmitted by wire. We will not allow you to exercise any ownership rights in the contract until you have signed and returned to us one of the following: an application; a delivery receipt; or what we consider to be their equivalent. Please contact your registered representative for more information.

Assignment

You may not assign the contract as collateral to another person or entity. Any purported assignment will be null and void.

Voting Rights

We are the legal owner of the fund shares. However, when a fund solicits proxies in conjunction with a vote of shareholders, it is required to obtain from you and other owners, instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares for which we have not received voting instructions, in proportion to those instructions. This will also include any shares that we own on our own behalf. If we determine that we are no longer required to comply with the above, we will vote the shares in our own right.

We determine the number of shares you may vote based on our liability for future variable monthly annuity payments.

Reservation of Rights

We reserve the right to:

•	substitute another fund for one of the funds you elected, and

•	add or eliminate sub-accounts.

If we exercise any of these rights, we will obtain prior approval from the Securities and Exchange Commission, if necessary. We will also give you notice of our intent to exercise any of these rights.

Suspension of Payments or Transfers

We may be required to suspend or postpone payments for withdrawals or transfers from the funds for any period when:

•	the New York Stock Exchange is closed (other than customary weekend and holiday closings); or

•	trading on the New York Stock Exchange is restricted;

•	an emergency exists as a result of which disposal of shares of the funds is not reasonably practicable or we cannot reasonably value the shares of the funds;

•	during any other period when the Securities and Exchange Commission, by order, so permits for your protection.

We reserve the right to defer payment for a withdrawal from the general account for the period permitted by law but not for more than six months.

Other Information

Legal Proceedings

We are involved in litigation arising in and out of the normal course of business, including class action and purported class action suits which seek both compensatory and punitive damages. While we are not aware of any actions or allegations that should reasonably give rise to any material adverse effect, the outcome of litigation cannot be foreseen with certainty. It is the opinion of management, after consultation with legal counsel, that the ultimate resolution of these matters will not materially affect its financial position, results of operations, or liquidity.

Replacement of Life Insurance or Annuities

A “replacement” occurs when a new policy or contract is purchased and, in connection with the sale, an existing policy or contract is surrendered, lapsed, forfeited, assigned to the replacing insurer, otherwise terminated, or used in a financial purchase. A “financial purchase” occurs when the purchase of a new life insurance policy or annuity contract involves the use of funds obtained from the values of an existing life insurance policy or annuity contract through withdrawal, surrender or loan.

There are circumstances in which replacing your existing life insurance policy or annuity contract can benefit you. As a general rule, however, replacement is not in your best interest. Accordingly, you should make a careful comparison of the costs and benefits of your existing policy or contract and the proposed policy or contract to determine whether replacement is in your best interest.

Suitability

According to federal securities law, a registered representative is required to recommend a security only when he/she believes that the security is suitable for the customer. The registered representative must have reasonable grounds for believing that the recommendation is suitable for such customer, based upon the facts disclosed by the customer as to his/her other security holdings and his/her financial situation and needs.

Please note that we and our affiliates offer a variety of annuity contracts. Each contract is designed to satisfy a customer’s need for a long-term retirement product. Please ask your registered representative for more information about the annuity contracts we issue to determine if one of them is a suitable investment for you based upon your needs and financial situation.

Financial Statements

[TO COME]

Additional Information

For further information about the contract, you may obtain a Statement of Additional Information. You can call the telephone number indicated on the cover page or you can write to us. For your convenience we have included a form for that purpose.

The table of content for the Statement of Additional Information is as follows:

Company

Custodian

Distribution

Purchase of Securities Being Offered

Experts

Financial Statements

Other Information

To:	MassMutual Financial Group

Annuity Service Center HUB

P.O. Box 9067

Springfield, MA 01102-9067

Please send me a Statement of Additional Information for MassMutual RetireEase Select.

Name

Address

City	State	Zip

Telephone

RetireEase Select - Examples of Illustrated Values

Assumptions:

The examples below assume a 20 year period certain payout is chosen.

The examples assume investment in a subaccount with a return as illustrated (0%, 4% or 8% as shown)

The current expenses assume an M&E charge of 1.25%, the maximum expenses assume an M&E of 1.95%.

The examples assume no additional contract features were chosen.

Subaccount Return:	0%	0%	0%	4%	4%	4%	8%	8%	8%

Assumed Investment Rate:	1%	3%	5%	1%	3%	5%	1%	3%	5%

Current Expense Charges
Sum of all payments	$88,800	$89,518	$90,209	$131,174	$128,909	$126,752	$200,308	$192,129	$184,415

Payments in 1st contract year	$5,450	$6,482	$7,591	$5,567	$6,621	$7,753	$5,682	$6,758	$7,913
Payments in 5th contract year	$4,982	$5,478	$5,941	$5,953	$6,546	$7,098	$7,067	$7,770	$8,425
Payments in 10th contract year	$4,453	$4,439	$4,373	$6,474	$6,454	$6,356	$9,281	$9,252	$9,112
Payments in 15th contract year	$3,980	$3,597	$3,218	$7,040	$6,363	$5,692	$12,189	$11,016	$9,854
Payments in 20th contract year	$3,557	$2,915	$2,369	$7,656	$6,273	$5,098	$16,007	$13,116	$10,657

Maximum Expense Charges
Sum of all payments	$83,272	$84,321	$85,331	$121,892	$120,336	$118,851	$184,539	$177,788	$171,410

Payments in 1st contract year	$5,429	$6,458	$7,563	$5,546	$6,596	$7,724	$5,661	$6,732	$7,883
Payments in 5th contract year	$4,826	$5,307	$5,755	$5,767	$6,341	$6,876	$6,845	$7,527	$8,161
Payments in 10th contract year	$4,165	$4,153	$4,090	$6,055	$6,037	$5,946	$8,681	$8,654	$8,523
Payments in 15th contract year	$3,595	$3,249	$2,907	$6,358	$5,747	$5,141	$11,009	$9,949	$8,900
Payments in 20th contract year	$3,103	$2,542	$2,066	$6,677	$5,471	$4,446	$13,960	$11,439	$9,295

PART B

INFORMATION REQUIRED IN A

STATEMENT OF ADDITIONAL INFORMATION

MassMutual RetireEase SelectSM

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

(Depositor)

MASSACHUSETTS MUTUAL VARIABLE ANNUITY SEPARATE ACCOUNT 4

(Registrant)

STATEMENT OF ADDITIONAL INFORMATION

date

This is not a prospectus. This Statement of Additional Information should be read in conjunction with the prospectus dated date, for the individual immediate variable annuity contract which is referred to herein.

For a copy of the prospectus call 1-800-272-2216 (press 2) or write: MassMutual Financial Group, MassMutual RetireEase SelectSM, Annuity Service Center HUB, P.O. Box 9067, Springfield, MA 01101.

Company	2

Custodian	2

Distribution	2

Purchase of Securities Being Offered	2

Experts	2

Financial Statements	2

1

COMPANY

In this Statement of Additional Information, “we,” “us,” and “our” refer to Massachusetts Mutual Life Insurance Company (“MassMutual”). MassMutual is a diversified financial services company providing life insurance, annuities, disability income insurance, long-term care insurance, structured settlements, retirement and other products to individual and institutional customers. MassMutual is organized as a mutual life insurance company.

CUSTODIAN

The shares of the underlying funds purchased by the sub-accounts are held by MassMutual as custodian of Massachusetts Mutual Variable Annuity Separate Account 4 (the “separate account”).

DISTRIBUTION

MML Distributors, LLC (“MML Distributors”) is the principal underwriter of the contract. MML Distributors is a limited liability corporation. MML Distributors is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. MML Distributors is an indirect wholly owned subsidiary of Massachusetts Mutual Life Insurance Company. Pursuant to the Underwriting and Servicing Agreement, MML Distributors will receive compensation for its activities as underwriter for the Separate Account. Commissions will be paid through MML Distributors to agents and selling brokers for selling the contract.

The offering is on a continuous basis.

PURCHASE OF SECURITIES BEING OFFERED

Interests in the separate account are sold to contract owners as annuity units. Charges associated with such securities are discussed in the Expenses section of the prospectus for the contract. The contract does not offer any special purchase plan or exchange program not discussed in the prospectus.

EXPERTS

[TO COME]

FINANCIAL STATEMENTS

[TO COME]

2

PART C

OTHER INFORMATION

Item 24. Financial Statements and Exhibits

(a) Financial Statements

Financial Statements included in Part A

None

Financial Statements included in Part B

The Registrant

[to be filed with the Pre-Effective Amendment]

The Depositor [to be filed with Pre-Effective Amendment]

Independent Auditors’ Report

Statutory Statements of Financial Position as of December 31, 2005 and 2004

Statutory Statements of Income for the years ended December 31, 2005, 2004, and 2003

Statutory Statements of Changes in Policyholders’ Contingency Reserves for the years ended December 31, 2005, 2004, and 2003

Statutory Statements of Cash Flows for the years ended December 31, 2005, 2004, and 2003

Notes to Statutory Financial Statements

(b) Exhibits

Exhibit 1	Resolution of Board of Directors of the Company authorizing the establishment of the Separate Account.(1)

Exhibit 2	Not Applicable.

Exhibit 3	(i) Principal Underwriting Agreement.(3)

(ii) Underwriting and Servicing Agreement.(3)

Exhibit 4	Form of Individual Annuity Contract.*

Exhibit 5	Form of Individual Annuity Application.*

Exhibit 6	(i) Copy of Articles of Incorporation of the Company.(1)

(ii) Copy of the Bylaws of the Company.(1)

1

Exhibit 7	Not Applicable.

Exhibit 8	(i) Form of Participation Agreement with Oppenheimer Variable Account Funds, Inc.(2)

(ii) Form of Participation Agreement with Panorama Series Fund, Inc.(2)

(iii) Form of Participation Agreement with American Century Variable Portfolios, Inc.(3)

(iv) Form of Participation Agreement with Fidelity Variable Products Fund, Fidelity Variable Insurance Products Fund II, and Fidelity Variable Insurance Products Fund III.(8)

(v) Form of Participation Agreement with T. Rowe Equity Series, Inc.(3)

(vi) Form of Participation Agreement with Deutsche Asset Management VIT Funds.(5)

(vii) Form of Participation Agreement with Janus Aspen Series.(5)

(viii) Form of Participation Agreement with Franklin Templeton Variable Insurance Products Trust.(5)

(ix) Form of Participation Agreement with MFS Variable Insurance Trust.(6)

(x) Form of Participation Agreement with Calvert Variable Series, Inc.(7)

(xi) Form of Participation Agreement with AIM Variable Insurance Funds, Inc.*

(xii) Form of Participation Agreement with American Funds Insurance Series.(10)

(xiii) Form of Participation Agreement with MML Series Investment Fund.(14)

(xiv) Form of Participation Agreement with MML Series Investment Fund II.(14)

Exhibit 9	Opinion and Consent of Counsel.*

Exhibit 10	(i) (a) Consent of Independent Registered Public Accounting Firm, KPMG LLP [to be filed with Pre-Effective Amendment]

(ii) Powers of Attorney for:

Stuart H. Reese[14]

Howard Gunton[12]

Roger G. Ackerman[4]

James R. Birle[9]

Gene Chao[9]

James H. DeGraffenreidt[9]

Patricia Diaz Dennis[4]

James L. Dunlap[9]

William B. Ellis[9]

Robert Essner[9]

Robert M. Furek[9]

William B. Marx, Jr.[9]

John F. Maypole[9]

Marc Racicot[9]

Norman A. Smith[12]

Carol A. Leary[13]

Exhibit 11	Not Applicable.

Exhibit 12	Not Applicable.

Exhibit 14	None.

(1)	Incorporated by reference to Registrant’s initial Registration Statement (No. 333-45039) filed on January 28, 1998.
(2)	Incorporated by reference to Registration Statement No. 333-22557, filed on February 28, 1997.

2

.(3)	Incorporated by reference to Registrant’s Pre-Effective Amendment No. 1 to Registration Statement No. 333-45039, filed on June 4, 1998.
(4)	Incorporated by reference to Post Effective Amendment No. 6 to Registration Statement No. 333-49475 filed on Form N-6 on February 24, 2004.
(5)	Incorporated by reference to Pre-Effective Amendment No. 2 to Registration Statement No. 333-80991, filed on September 20, 1999.
(6)	Incorporated by reference to Initial Registration Statement No. 333-65887 filed on October 20, 1998.
(7)	Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement No. 333-80991 filed in April 2000.
(8)	Incorporated by reference to Initial Registration Statement No. 333-65887 filed on Form S-6 on October 20, 1998.
(9)	Incorporated by reference to Initial Registration Statement No. 333-112626 filed on Form N-4 on February 9, 2004.
(10)	Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement No. 333-88503 on Form N-6 on January 21, 2003.
(11)	Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement No. 333-112626 on Form N-4 on July 29, 2004.
(12)	Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement No. 333-112626 filed on Form N-4 on February 1, 2005.
(13)	Incorporated by reference to Post-Effective Amendment No. 24 to Registration Statement No. 2-75412 filed on Form N-4 in April 2005.
(14)	Incorporated by reference to the Initial Registration Statement No. 333-130156 Filed on Form N-4 on December 6, 2005.
*	Filed herewith.

Item 25. Directors and Officers of the Depositor

3

Directors of Massachusetts Mutual Life Insurance Company

Name, Position, Business Address	Principal Occupation(s) During Past Five Years
Roger G. Ackerman, Director P.O. Box 45 Phoenix, NY 13135	Corning, Inc. Chairman (2001) Chairman and Chief Executive Officer (1996-2000)

James R. Birle, Chairman 1295 State Street Springfield, MA 01111	Massachusetts Mutual Life Insurance Company Chairman (since 2005) Resolute Partners, LLC Chairman (since 1997)

Gene Chao, Director 733 SW Vista Avenue Portland, OR 97205	Computer Projections, Inc. Chairman, President and CEO (1991-2000)

James H. DeGraffenreidt, Jr., Director 101 Constitution Avenue, NW Washington, DC 20001	WGL Holdings, Inc. Chairman and Chief Executive Officer (since 2001) Chairman, President, and Chief Executive Officer (2000-2001) Chairman and Chief Executive Officer (1998-2000)

Patricia Diaz Dennis, Director 175 East Houston, Room 11-A-50 San Antonio, TX 78205

SBC Services, Inc.

Senior Vice President and Assistant General Counsel (since 2004)

SBC Telecommunications, Inc.

Senior Vice President and Assistant General Counsel (2004)

SBC West.

Senior Vice President, General Counsel & Secretary (2002-2004)

SBC Communications Inc.

Senior Vice President – Regulatory and Public Affairs (1998-2002)

James L. Dunlap, Director 1659 North Boulevard Houston, TX 77006	Ocean Energy, Inc. Vice Chairman (1998-1999)

William B. Ellis, Director 31 Pound Foolish Lane Glastonbury, CT 06033	Yale University School of Forestry and Environmental Studies Senior Visiting Fellow (since 1995)

Robert A. Essner, Director 5 Giralda Farms Madison, NJ 07940

Wyeth (formerly American Home Products)

Chairman, President and Chief Executive Officer (since 2002)

President and Chief Executive Officer (2001)

President and Chief Operating Officer (2000-2001)

Executive Vice President (1997-2000)

Wyeth-Ayerst Pharmaceuticals

President (1997-2000)

Robert M. Furek, Director 70 Waterside Lane West Hartford, CT 06107	Resolute Partners LLC Partner (since 1997) State Board of Trustees for the Hartford School System Chairman (1997-2000)

Carol A. Leary, Director 588 Longmeadow Street Longmeadow, MA 01106	Bay Path College President (since 1994)

Name, Position, Business Address	Principal Occupation(s) During Past Five Years
William B. Marx, Jr., Director 5 Peacock Lane Village of Golf, FL 33436-5299	Lucent Technologies Senior Executive Vice President (1996-1996)

John F. Maypole, Director 55 Sandy Hook Road – North Sarasota, FL 34242	Peach State Real Estate Holding Company Managing Partner (since 1984)

Marc Racicot, Director 1130 Connecticut Ave., NW, Suite 1000 Washington, DC 20036	American Insurance Association President (since 2005) Bracewell & Patterson, LLP Partner (2001-2005) State of Montana Governor (1993-2000)

Stuart H. Reese, Director, President and Chief Executive Officer 1295 State Street Springfield, MA 01111	Massachusetts Mutual Life Insurance Company President and Chief Executive Officer (since 2005) Executive Vice President and Chief Investment Officer (1999-2005)

Executive Vice Presidents:

Name, Position, Business Address	Principal Occupation(s) During Past Five Years
Frederick Castellani 1295 State Street Springfield, MA 01111	Massachusetts Mutual Life Insurance Company Executive Vice President (since 2001) Senior Vice President (1996-2001)

Roger Crandall 1295 State Street Springfield, MA 01111	Massachusetts Mutual Life Insurance Company Executive Vice President and Chief Investment Officer (since June 2005)

Howard Gunton 1295 State Street Springfield, MA 01111	Massachusetts Mutual Life Insurance Company Executive Vice President & CFO (since 2001) Senior Vice President & CFO (1999-2001)

James E. Miller 1295 State Street Springfield, MA 01111	Massachusetts Mutual Life Insurance Company Executive Vice President (1997-2004) Executive Vice President and Chief Investment Officer (Oct 2005-present)

John V. Murphy 1295 State Street Springfield, MA 01111

OppenheimerFunds, Inc.

Chairman, President, and Chief Executive Officer (since 2001)

President & Chief Operating Officer (2000-2001)

Massachusetts Mutual Life Insurance Company

Executive Vice President (since 1997)

Babson Capital Management LLC

Chairman and Chief Executive Officer (since 2001)

President and Chief Executive Officer (1999-2001)

Massachusetts Mutual Life Insurance Company

Executive Vice President and Chief Investment Officer (since 1999)

Mark Roellig 1295 State Street Springfield, MA 01111

Massachusetts Mutual Life Insurance Company

Executive Vice President and General Counsel (since 12/14/05)

Fisher Scientific International, Inc.

Vice President, General Counsel and Secretary
(April 2005-December 2005)

Storage Technology Corp.

Vice President, General Counsel and Secretary (2002-April 2005)

Bulletin News Network, Inc.

Board Member, Consultant and Corporate Secretary (2000-2002)

Matthew Winter 1295 State Street Springfield, MA 01111	Massachusetts Mutual Life Insurance Company Executive Vice President (since 2001) Senior Vice President (1998-2001)

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

The assets of the Registrant, under state law, are assets of MassMutual.

The registrant may also be deemed to be under common control with other separate accounts established by MassMutual and its life insurance subsidiaries, C.M. Life Insurance Company and MML Bay State Life Insurance Company, which are registered as unit investment trusts under the Investment Company Act of 1940.

The discussion that follows indicates those entities owned directly or indirectly by Massachusetts Mutual Life Insurance Company:

4

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

ORGANIZATIONAL SUMMARY

I. DIRECT SUBSIDIARIES OF MASSMUTUAL – MassMutual is the sole owner of each subsidiary unless otherwise indicated.

A.	CM Assurance Company (July 2, 1986), a Connecticut corporation which operates as a life and health insurance company. This subsidiary is inactive.

B.	CM Benefit Insurance Company (April 18, 1986), a Connecticut corporation which operates as a life and health insurance company. This subsidiary is inactive.

C.	C.M. Life Insurance Company (May 11, 1981), a Connecticut corporation which operates as a life and health insurance company.

1.	MML Bay State Life Insurance Company (April 1, 1935), a Connecticut corporation which operates as a life and health insurance company.

D.	MML Distributors, LLC (Nov. 10, 1994), a Connecticut limited liability company which operates as a securities broker-dealer. (MassMutual Holding LLC – 1%.)

E.	MassMutual Holding LLC (Nov. 30, 1984), a Delaware limited liability company which operates as a holding company for certain MassMutual entities.

MassMutual Holding LLC is the sole owner of each subsidiary or affiliate unless otherwise indicated.

1.	MML Investors Services, Inc. (Dec. 31, 1981), a Massachusetts corporation which operates as a securities broker dealer.

a.	MML Insurance Agency, Inc. (Nov. 16, 1990), a Massachusetts corporation which operates as an insurance broker.

b.	MMLISI Financial Alliances, LLC, a Delaware limited liability company which operates as a broker-dealer.

2.	MassMutual Holding MSC, Inc. (Dec. 26, 1996), a Massachusetts corporation which operates as a holding company for MassMutual positions in investment entities organized outside of the United States. This subsidiary qualifies as a “Massachusetts Security Corporation” under Chapter 63 of the Massachusetts General Laws. MassMutual Holding MSC, Inc. is the sole owner of each subsidiary or affiliate unless otherwise indicated.

a.	MassMutual Corporate Value Limited (Aug. 24, 1994), a Cayman Islands corporation which holds a 88.4% ownership interest in MassMutual Corporate Value Partners Limited, another Cayman Islands corporation operating as a high-yield bond fund. (MassMutual Holding MSC, Inc. – 46%)

1.)	MassMutual Corporate Value Partners Ltd. (Aug. 24, 1994), owned 88.4% by MassMutual Corporate Value Limited.

b.	9048-5434 Quebec, Inc. (April 4, 1997), a Canadian corporation, which used to operate as the owner of Hotel du Parc in Montreal, Quebec, Canada. Inactive.

c.	1279342 Ontario Limited (Jan. 29, 1998), a Canadian corporation which operates as the owner of Deerhurst Resort in Huntsville, Ontario, Canada.

3.	Cornerstone Real Estate Advisers, LLC (Jan. 20, 1994), a Delaware limited liability company which operates as an investment adviser.

a.	Cornerstone Office Management, LLC (May 28, 1987), a Delaware limited liability company which serves as the general partner of Cornerstone Suburban Office, L.P. (Cornerstone Real Estate Advisers, LLC – 50%; MML Realty Management Corporation – 50%).

4.	Babson Capital Management LLC (July 5, 1940), a Delaware limited liability company which operates as an investment adviser.

a.	Charter Oak Capital Management, Inc. (March 15, 1996), a Delaware corporation which formerly operated as a manager of institutional investment portfolios.

b.	Babson Capital Securities Inc. (July 1, 1994), a Massachusetts corporation which operates as a securities broker-dealer.

c.	Babson Capital Management Inc., a California corporation which holds a real estate license.

d.	FITech Asset Management, L.P. (“AM”) (June 9, 1999) is a Delaware Limited Partnership, formed to manage FITech Domestic Value, L.P. (“the Fund”), a “fund-of-funds” that invests in hedge funds. (Babson Capital Management LLC is a limited partner in AM with a controlling interest – 58%).

e.	FITech Domestic Partners, LLC (“DP”) (January 26, 2000) is a Delaware LLC that is the general partner of AM. (Babson Capital Management LLC owns a controlling interest -58% – of DP.)

f.	Leland Fund Multi G.P., Ltd. (March 8, 2001) is a corporation that acts as the general partner to several entities that comprise the hedge fund known as Leland.

g.	Babson Capital Japan KK, formerly known as MassMutual Investment Company (May 28, 2004), a Japanese registered investment adviser.

h.	Babson Capital Guernsey Limited, an investment management company organized under the laws of Isle of Guernsey.

i.	Babson Capital Europe Limited, an institutional debt-fund manager organized under the laws of England and Wales.

1.)	Almack Holding Partnership GP Limited, an English company and wholly-owned subsidiary of Babson Capital Europe Limited, will serve as a general partner of each of Almack Leveraged 1 LP, Almack Unleveraged 1 LP, Almack Leveraged 2 LP and Almack Unleveraged 2 LP.

2.)	Almack Mezzanine Fund Limited, an English company and wholly-owned subsidiary of Babson Capital Europe Limited, will serve as general partner of Almack Mezzanine Founder LP and Almack Mezzanine I LP.

j.	S.I. International Assets, formerly known as Babson-Stewart Ivory International, is a Massachusetts general partnership that previously operated as a registered investment adviser. Babson Capital Management LLC holds a 50% ownership interest in the firm.

k.	Babson Investment Company, a Massachusetts securities corporation used to hedge certain employee benefit obligations of Babson Capital Management LLC.

5.	Oppenheimer Acquisition Corp. (June 21, 1990), a Delaware corporation which operates as a holding company for the Oppenheimer companies (MassMutual Holding LLC – 96.8%).

a.	OppenheimerFunds, Inc. (Oct. 23, 1987), a Colorado corporation which operates as the investment adviser to the Oppenheimer Funds.

1.)	Centennial Asset Management Corporation (May 8, 1987), a Delaware corporation which operates as investment adviser and general distributor of the Centennial Funds.

2.)	OppenheimerFunds Distributor, Inc. (July 3, 1978), a New York corporation which operates as a securities broker-dealer.

3.)	Oppenheimer Partnership Holdings, Inc. (Nov. 28, 1989), a Delaware corporation which operates as a holding company.

4.)	Oppenheimer Real Asset Management, Inc. (Dec. 22, 1988), a Delaware corporation which is the sub-adviser to a mutual fund investing in the commodities markets.

5.)	Shareholder Financial Services, Inc. (Nov. 1, 1989), a Colorado corporation which operates as a transfer agent for mutual funds.

6.)	Shareholder Services, Inc. (Sept. 16, 1987), a Colorado corporation which operates as a transfer agent for various Oppenheimer and MassMutual funds.

7.)	OFI Private Investments, Inc. (March 20, 2000) is a New York based registered investment adviser which manages smaller separate accounts, commonly known as wrap-fee accounts, which are introduced by unaffiliated broker-dealers, on a subadvisory basis for a stated fee.

8.)	OFI Institutional Asset Management. Inc. (Nov. 20, 2000) is a New York based registered investment advisor which provides investment supervisory services on a discretionary basis to individual accounts, pension plans, insurance company separate accounts, public funds and corporations for a stated fee.

a.)	Trinity Investment Management Corporation (Nov. 1, 1974), a Pennsylvania corporation and registered investment adviser which provides portfolio management and equity research services primarily to institutional clients.

b.)	OFI Trust Company (1988), a New York corporation which conducts the business of a trust company.

c.)	HarbourView Asset Management Corporation (April 17, 1986), a New York corporation which operates as an investment adviser.

d.)	OppenheimerFunds (Asia) Limited, a Hong Kong mutual fund marketing company. (10% by OFI)

9.)	OppenheimerFunds International, Ltd. (July 9, 1997) is a Dublin based investment advisor that advises the Oppenheimer offshore funds known as the Oppenheimer Funds plc.

b.	Tremont Capital Management, Inc. (June 28, 2001), a New York-based investment services provider which specializes in hedge funds.

1.)	Tremont (Bermuda), Ltd., a Bermuda-based investment adviser.

a.)	Tremont Life Holdings Limited (Dec. 12, 2001), a corporation organized under the laws of Bermuda. (less than 10% is owned by Tremont (Bermuda), Ltd.)

2.)	Tremont Partners, Inc., (1984) a Connecticut corporation that is a registered investment adviser.

3.)	Tremont Capital Management Limited, a company based in the United Kingdom.

4.)	Tremont Futures, Inc. (July 14, 1998), a Delaware company that acts as a commodity pool operator and commodity trading adviser.

5.)	Tremont Securities, Inc., a New York company that acts as a registered broker dealer.

6.)	Tremont Capital Management, Corp. (owned 77% by Tremont Capital Management, Inc.), a New York company.

7.)	Credit Suisse First Boston Tremont Index LLC (less than 25% owned by Tremont Capital Management, Inc.), a New York company.

8.)	Tremont Capital Management (Ireland) Limited, the manager of an Irish umbrella trust that manages a series of non-US strategy based funds.

6.	Golden Retirement Resources, Inc. (June 16, 2000), a Delaware corporation that develops insurance-related products. (MassMutual Holding LLC-86%).

7.	HYP Management LLC (July 24, 1996), a Delaware limited liability company which operates as the “LLC Manager” of MassMutual High Yield Partners II LLC, a high yield bond fund.

8.	MassMutual Benefits Management, Inc. (March 20, 1991), a Delaware corporation which supports MassMutual with benefit plan administration and planning services.

9.	MMHC Investment LLC (July 24, 1996), a Delaware limited liability company which is a passive investor in MassMutual/Darby CBO IM, Inc., MassMutual/Darby CBO LLC, MassMutual High Yield Partners II LLC, and other MassMutual investments.

a.	MassMutual/Darby CBO IM Inc. (Dec. 5, 1997), a Delaware corporation which operates as the “LLC Manager” of MassMutual/Darby CBO LLC, a collateralized bond obligation fund. (MMHC Investment, Inc. – 50%)

10.	MML Realty Management Corporation (Oct. 14, 1968), a Massachusetts corporation which formerly operated as a manager of properties owned by MassMutual.

c.	Cornerstone Office Management, LLC (May 28, 1987), a Delaware limited liability company which serves as the general partner of Cornerstone Suburban Office, L.P. (MML Realty Management Corporation – 50%; Cornerstone Real Estate Advisers LLC – 50%).

11.	MassMutual International, Inc. (Feb. 19, 1996), a Delaware corporation which operates as a holding company for those entities constituting MassMutual’s international insurance operations. MassMutual International, Inc. is the sole owner of each of the subsidiaries or affiliates listed below unless otherwise indicated.

a.	MassMutual Asia Limited, a corporation organized in Hong Kong which operates as a life insurance company. (Owned 99.9% by MassMutual International, Inc. and .01% by MassMutual Holding LLC.

1.)	MassMutual Insurance Consultants Limited, a corporation organized in Hong Kong which operates as a general insurance agent.

2.)	MassMutual Trustees Limited, a corporation organized in Hong Kong which operates as an approved trustee for the mandatory provident funds. (Owned 20% each by MassMutual Asia Limited, MassMutual Services Limited (in trust for MassMutual Asia Ltd.), MassMutual Guardian Limited (in trust for MassMutual Asia Ltd.) and Kenneth Yu (in trust for MassMutual Asia Ltd.)).

3.)	Protective Capital (International) Limited, a corporation organized in Hong Kong which is a dormant investment company currently holding 12% of MassMutual Life Insurance Company in Japan.

4.)	MassMutual Services Limited, a corporation organized in Hong Kong which provided policyholders with estate planning services. This company is now inactive. (MassMutual Asia Ltd. – 50%, Elroy Chan – 50% (in trust for MassMutual Asia Ltd.))

5.)	MassMutual Guardian Limited, a corporation organized in Hong Kong which provided policyholders with estate planning services. This company is now inactive. (MassMutual Asia Ltd. – 50%, Elroy Chan – 50% (in trust for MassMutual Asia Ltd.))

6.)	MassMutual Asia Investors Limited, a Hong Kong company that provides investment advisory services.

b.	MassMutual Internacional (Chile) Limitada, a corporation organized in the Republic of Chile which operates as a holding company. (MassMutual International, Inc. – 79.43%; MassMutual Holding LLC – .07%; 1279342 Ontario Limited – 20.5%)

1.)	Compañia de Seguros Vida Corp S.A., corporation organized in the Republic of Chile which operates as an insurance company. (MassMutual Internacional (Chile) S.A. – 33.5%)

2.)	Origen Inversiones S.A., a corporation organized in the Republic of Chile which operates as a holding company. (MassMutual Internacional (Chile) S.A. – 33.5%)

c.	MassMutual (Bermuda) Ltd., a corporation organized in Bermuda which operates as an exempted insurance company.

d.	MassMutual Europe S.A., a corporation organized in the Grand Duchy of Luxembourg which operates as a life insurance company. (MassMutual International, Inc. – 99.9%; MassMutual Holding LLC – .01%)

e.	MassMutual International Holding MSC, Inc., a Massachusetts corporation which currently acts as a holding company for MMI’s interest in Taiwan.

1.)	MassMutual Mercuries Life Insurance Company, a Taiwan corporation which operates as a life insurance company. (MassMutual International Holding MSC, Inc. – 38%)

a.) Fuh Hwa Investment Trust Co. Ltd, a mutual fund firm in Taiwan (MM Mercuries Life Insurance Company – 31%; MassMutual International Holding MSC, Inc. – 18.4%)

f.	MassMutual Life Insurance Company, a Japanese corporation which operates as a life insurance company. (MassMutual International, Inc. – 88.7%; MM Real Estate Co., Ltd. – 1.3%; Protective Capital (International) Ltd. – 9.9%)

1.)	MM Real Estate Co., Ltd., a Japanese entity which holds and manages real estate. (MassMutual Life Insurance Company – 4.8%; MassMutual International, Inc. – 95.2%)

2.)	MassMutual Leasing Company, a Japanese company that leases office equipment and performs commercial lending. (MM Real Estate Co., Ltd. – 90%; MassMutual Life Insurance Company – 10%.)

12.	MassMutual Funding LLC (May 11, 2000), a Delaware limited liability company which issues commercial paper.

13.	MassMutual Assignment Company (Oct. 4, 2000), a North Carolina corporation which operates a structured settlement business.

14.	MML Financial, LLC (May 7, 2004), a Delaware limited liability company which operates as a holding company.

a.	MMLA UK Limited, MMLA UK Limited, a limited liability company organized under the laws of England and Wales.

b.	MML Investment Products, LLC, (November 9, 2004) a Delaware limited liability company licensed to carry on any lawful business purpose or activity not restricted by the Delaware Limited Liability Company Act. This company primarily makes investments.

c.	MML Assurance, Inc. (November 29, 2004), a New York insurance company.

d.	MML Financial Products, LLC (April 14, 2005) is a Delaware limited liability company that is authorized to carry on any lawful business purpose or activity not restricted by the Delaware Limited Liability Company Act. This company primarily enters into derivatives transactions in the form of credit default swaps.

15.	MassMutual Holdings (Bermuda) Ltd., a Bermuda company that acts as a holding company for certain MassMutual subsidiaries.

a.	Baring Asset Management Limited (April 6, 1994), a company incorporated under the laws of England and Wales that acts as an investment manager/adviser.

1.)	Baring Asset Management Life Limited (December 6, 1999), a company incorporated under the laws of England and Wales that acts as an authorized representative of NNUK under Section 44 of the Financial Services Act of 1986.

2.)	Baring Fund Managers Limited (October 29, 1968), a company incorporated under the laws of England and Wales that acts as a manager of BAM UK Collective Investment Schemes.

3.)	Baring International Investment Limited (June 7, 1979), a company incorporated under the laws of England and Wales that acts as an investment manager/adviser.

4.)	Baring Pension Trustees Limited, a company organized under the laws of England and Wales that acts as a trustee for the pension scheme covering UK-based employees of Baring Asset Management Limited.

5.)	Baring Private Investment Management Limited (February 23, 1989), a company incorporated under the laws of England and Wales. This is a non-trading company.

6.)	Baring Investment Services Limited (May 18, 1988), a company incorporated under the laws of England and Wales that acts as a service company which supports all the BAM Group operating companies within the UK

7.)	Baring International Investment Management Holdings Limited (November 12, 1985), a company incorporated under the laws of England and Wales that acts as and intermediate holding company.

a.)	Baring Asset Management A.G. (February 21, 2000), a company incorporated under the laws of Germany that provides marketing and client services regarding investment funds and other asset management products of the BAM group.

b.)	Baring Asset Management France S.A. (July 24, 1997), a company incorporated under the laws of France that acts as an investment manager/adviser.

c.)	Baring Investment Administrative Services (South Africa) Limited (September 4, 1998), a company incorporated under the laws of South Africa. The company was incorporated to serve as the South African Representative Office for selected collective investment schemes as contemplated in the Regulations made pursuant to Section 37A(1) of the Units Trusts Control Act, 1981 as amended.

d.)	Baring International Investment Management Limited (October 26, 1973), an intermediate holding company organized in Hong Kong.

i.	Baring Mutual Fund Management S.A. (June 8, 1989), a company organized in the Grand Duchy of Luxembourg that acts as the manager of the New Russia Fund.

ii.	Baring Asset Management UK Holdings Limited (October 25, 1983), a company incorporated under the laws of England and Wales that acts as and intermediate holding company.

aa.	Baring Asset Management (CI) Limited (July 18, 1990), an investment management company organized under the laws of the Isle of Guernsey.

bb.	Baring International Fund Managers (Ireland) Limited (July 16, 1990), a company incorporated under the laws of Ireland that acts as a manager of BAM Irish Collective Investment Schemes and Funds.

cc.	Baring Mutual Fund Management (Ireland) Limited (November 29, 1991), a company incorporated under the laws of Ireland that acts as an investment adviser.

dd.	Baring Sice (Taiwan) Limited (March 15, 1990), a regulated company organized in Taiwan.

ee.	Baring Asset Management (Japan) Limited (January 13, 1986), a company organized in Japan that acts as an investment adviser.

ff.	Baring Asset Management (Australia) Pty Limited (June 6, 1986), an investment adviser incorporated under the laws of Australia.

gg.	Baring Asset Management (Asia) Holdings Limited (June 7, 1985), an intermediate holding company organized in Hong Kong.

i.)	Baring Asset Management (Asia) Limited (March 15, 1985), a company organized in Hong Kong that acts as an investment adviser.

ii.)	Baring International Fund Managers (Bermuda) Limited (September 13, 1988), a company incorporated under the laws of Bermuda that acts as a trustee of Baring Korea Trust Fund Ltd.’s undistributed funds.

16.	Baring Asset Management Holdings, Inc. (March 16, 1979), a Delaware corporation that acts as an intermediate holding company.

a.	Baring Asset Management, Inc. (September 28, 1967), a Massachusetts corporation that acts as an investment adviser.

b.	Baring Investment Services, Inc. (December 22, 1987), a Delaware corporation that acts as a captive broker-dealer.

17.	MassMutual Baring Holding, LLC (October 14, 2005), a Delaware limited liability company that will act as a holding company for certain MassMutual subsidiaries.

F.	MassMutual Mortgage Finance, LLC (May 11, 1998), a Delaware limited liability company which makes, acquires, holds and sells mortgage loans.

G.	The MassMutual Trust Company (Jan. 12, 2000), a federally chartered stock savings bank which performs trust services.

H.	MassMutual Owners Association, Inc. (Feb. 14, 2002), a Massachusetts company which is authorized to conduct sales and marketing operations.

II. REGISTERED INVESTMENT COMPANY AFFILIATES

Each of the following entities is a registered investment company sponsored by MassMutual or one of its affiliates.

A.	MassMutual Premier Funds, a Massachusetts business trust which operates as an open-end investment company. MassMutual serves as investment adviser to the trust.

B.	MML Series Investment Fund, a Massachusetts business trust which operates as an open-end investment company. All shares issued by the trust are owned by MassMutual and certain of its affiliates. MassMutual serves as investment adviser to the trust.

C.	MassMutual Corporate Investors, a Massachusetts business trust which operates as a closed-end investment company.

D.	MassMutual Select Funds, a Massachusetts business trust which operates as an open-end investment company. MassMutual serves as investment adviser to the trust.

E.	MassMutual Participation Investors, a Massachusetts business trust which operates as a closed-end investment company.

F.	Panorama Series Fund, Inc., a Maryland corporation which operates as an open-end investment company. All shares issued by the fund are owned by MassMutual and certain affiliates.

G.	MML Series Investment Fund II, a Massachusetts business trust which operates as an open-end investment company. All shares issued by the trust are owned by MassMutual and certain of its affiliates. MassMutual serves as investment adviser to the trust.

Item 27. Number Of Contract Owners

Not applicable because there were no contracts sold as of the date of this registration statement.

Item 28. Indemnification

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MassMutual directors and officers are indemnified under Article V of the by-laws of Massachusetts Mutual Life Insurance Company, as set forth below.

Article	V. of the Bylaws of MassMutual provide for indemnification of directors and officers as follows:

Article	V. Subject to limitations of law, the Company shall indemnify:

(a)	each director, officer or employee;

(b)	any individual who serves at the request of the Company as a director, board member, committee member, officer or employee of any organization or any separate investment account; or

(c)	any individual who serves in any capacity with respect to any employee benefit plan,

from and against all loss, liability and expense imposed upon or incurred by such person in connection with any action, claim or proceeding of any nature whatsoever, in which such person may be involved or with which he or she may be threatened, by reason of any alleged act, omission or otherwise while serving in any such capacity.

Indemnification shall be provided although the person no longer serves in such capacity and shall include protection for the person’s heirs and legal representatives. Indemnities hereunder shall include, but not be limited to, all costs and reasonable counsel fees, fines, penalties, judgments or awards of any kind, and the amount of reasonable settlements, whether or not payable to the Company or to any of the other entities described in the preceding paragraph, or to the policyholders or security holders thereof.

Notwithstanding the foregoing, no indemnification shall be provided with respect to:

(1)	any matter as to which the person shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Company or, to the extent that such matter relates to service with respect to any employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan;
(2)	any liability to any entity which is registered as an investment company under the Federal Investment Company Act of 1940 or to the security holders thereof, where the basis for such liability is willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of office; and

(3)	any action, claim or proceeding voluntarily initiated by any person seeking indemnification, unless such action, claim or proceeding had been authorized by the Board of Directors or unless such person’s indemnification is awarded by vote of the Board of Directors.

In any matter disposed of by settlement or in the event of an adjudication which in the opinion of General Counsel or his delegate does not make a sufficient determination of conduct which could preclude or permit indemnification in accordance with the preceding paragraphs (1), (2) and (3), the person shall be entitled to indemnification unless, as determined by the majority of the disinterested directors or in the opinion of counsel (who may be an officer of the Company or outside counsel employed by the Company), such person’s conduct was such as precludes indemnification under any of such paragraph.

The Company may at its option indemnify for expenses incurred in connection with any action or proceeding in advance of its final disposition, upon receipt of a satisfactory undertaking for repayment if it be subsequently determined that the person thus indemnified is not entitled to indemnification under this Article V.

Item 29. Principal Underwriters

(a) MML Distributors, LLC, a controlled subsidiary of MassMutual, acts as principal underwriter for registered separate accounts of MassMutual, C.M. Life and MML Bay State.

(b) MML Distributors, LLC, is the principal underwriter for the contracts. The following people are officers and member representatives of the principal underwriter.

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OFFICERS AND MEMBER REPRESENTATIVES MML DISTRIBUTORS, LLC

Name	Officer	Business Address
Peter G. Lahaie	President Chief Executive Officer Main OSJ Supervisor Chief Financial Officer Treasurer	One Monarch Place 1414 Main Street Springfield, MA 01144-1013

Thomas A. Monti	Member Representative Massachusetts Mutual Life Insurance Co. Member Representative MassMutual Holding Co.	One Monarch Place 1414 Main Street Springfield, MA 01144-1013

Ronald E. Thomson	Vice President	One Monarch Place 1414 Main Street Springfield, MA 01144-1013

Matthew E. Winter	Executive Vice President	1295 State Street Springfield, MA 01111-0002

Robert S. Rosenthal	Vice President Chief Legal Officer Assistant Secretary	1295 State Street Springfield, MA 01111-0002

William F. Monroe, Jr.	Vice President	One Monarch Place 1414 Main Street Springfield, MA 01144-1013

Kevin LaComb	Assistant Treasurer	1295 State Street Springfield, MA 01111-0002

Sally Fortier Murphy	Secretary	1295 State Street Springfield, MA 01111-0002

Edward K. Duch, III	Assistant Secretary	1295 State Street Springfield, MA 01111-0002

Marilyn A. Sponzo	Chief Compliance Officer	1295 State Street Springfield, MA 01111-0002

Marilyn Edstrom	Entity Contracting Officer	1295 State Street Springfield, MA 01111-0002

Anne Melissa Dowling	Large Corporate Marketing Supervisor	140 Garden Street Hartford, CT 06154

David W. O’Leary	Hartford OSJ Supervisor Variable Annuity Supervisor	140 Garden Street Hartford, CT 06154

Edward D. Youmell	Continuing Education Officer	One Monarch Place 1414 Main Street Springfield, MA 01144-1013

Michael Tanguay	Registration Manager	1295 State Street Springfield, MA 01111-0002

Jennifer L. Lake	Cash and Trading Supervisor Assistant Treasurer	1295 State Street Springfield, MA 01111-0002

Bruce C. Frisbie	Assistant Treasurer	1295 State Street Springfield, MA 01111-0002

Donna K. Resutek	Chief Information Officer	1295 State Street Springfield, MA 01111-0002

Eugene Charon	Assistant Vice President and Assistant Treasurer	One Monarch Place 1414 Main Street Springfield, MA 01144-1013

Item 30. Location of Accounts and Records

All accounts, books, or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained by the Registrant at 140 Garden Street, Hartford, CT.

Item 31. Management Services

Not Applicable.

Item 32. Undertakings

(a)	Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

(b)	Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

(c)	Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

(d)	Massachusetts Mutual Life Insurance Company hereby represents that the fees and charges deducted under the individual deferred variable annuity contract described in this Registration Statement in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Massachusetts Mutual Life Insurance Company.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Massachusetts Mutual Variable Annuity Separate Account 4, certifies that it has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, all in the city of Springfield and the Commonwealth of Massachusetts, on the 10th day of January, 2006.

MASSACHUSETTS MUTUAL VARIABLE ANNUITY SEPARATE ACCOUNT 4 MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY (Depositor)

By:	/s/ STUART H. REESE*
Chairman, Director, President and Chief Executive Officer Massachusetts Mutual Life Insurance Company

/S/ ROBERT LIGUORI
On January 10, 2006, as Attorney-in-Fact pursuant to power of attorney.

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

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Signature	Title	Date

/s/ STUART H. REESE* Stuart H. Reese	Director, President and Chief Executive Officer (Principal Executive Officer)	January 10, 2006

/s/ HOWARD GUNTON* Howard Gunton	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	January 10, 2006

/s/ NORMAN A. SMITH* Norman A. Smith	Vice President and Controller (Principal Accounting Officer)	January 10, 2006

/S/ ROGER G. ACKERMAN* Roger G. Ackerman	Director	January 10, 2006

/s/ JAMES R. BIRLE* James R. Birle	Director	January 10, 2006

/s/ GENE CHAO* Gene Chao	Director	January 10, 2006

/s/ JAMES H. DEGRAFFENREIDT, JR.* James H. DeGraffenreidt, Jr.	Director	January 10, 2006

/S/ PATRICIA DIAZ DENNIS* Patricia Diaz Dennis	Director	January 10, 2006

/s/ JAMES L. DUNLAP* James L. Dunlap	Director	January 10, 2006

/s/ WILLIAM B. ELLIS* William B. Ellis	Director	January 10, 2006

/s/ ROBERT ESSNER* Robert Essner	Director	January 10, 2006

/s/ ROBERT M. FUREK* Robert M. Furek	Director	January 10, 2006

/s/ CAROL A. LEARY* Carol A. Leary	Director	January 10, 2006

/s/ WILLIAM B. MARX, JR.* William B. Marx, Jr.	Director	January 10, 2006

/s/ JOHN F. MAYPOLE* John F. Maypole	Director	January 10, 2006

/S/ MARC RACICOT* Marc Racicot	Director	January 10, 2006

/s/ ROBERT LIGUORI *Robert Liguori	On January 10, 2006, as Attorney-in-Fact pursuant to powers of attorney

INDEX TO EXHIBITS

Exhibit 4	Form of Individual Annuity Contract

Exhibit 5	Form of Individual Annuity Application

Exhibit 8	Form of Fund Participation Agreement with AIM Variable Insurance Funds, Inc.

Exhibit 9	Opinion and Consent of Counsel

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